SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                           INFORMATION TO BE INCLUDED
                               IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. ___)


                                 NaviSite, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)

                                    63935M109
                                 (CUSIP Number)

                                 Greg Underwood
                          ClearBlue Technologies, Inc.
                          100 First Street, Suite 2000
                         San Francisco, California 94105
                                 (415) 869-7100

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               September 11, 2002
             (Date of Event which requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                         (Continued on following pages)
                             (Page 1 of 86 Pages)

--------------------------------------------------------------------------------
CUSIP NO.                                                     Page 2 of 86 Pages
63935M109


--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Technologies Equity, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [X]
                                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                    [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                    7.       SOLE VOTING POWER
  NUMBER OF                                          0
    SHARES
--------------------------------------------------------------------------------
BENEFICIALLY                        8.      SHARED VOTING POWER
  OWNED BY                                  79,439,696 (See Item 5)
    EACH
--------------------------------------------------------------------------------
 REPORTING                          9.      SOLE DISPOSITIVE POWER
   PERSON                                            0
    WITH
--------------------------------------------------------------------------------
                                   10.      SHARED DISPOSITIVE POWER
                                              79,439,696 (See Item 5)

                  --------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         79,439,696  (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     [  ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

         80.30% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO.                                                     Page 3 of 86 Pages
63935M109
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Finance, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                          0
    SHARES
--------------------------------------------------------------------------------
BENEFICIALLY                        8.      SHARED VOTING POWER
  OWNED BY                                           250,358,974 (See Item 5)
    EACH
--------------------------------------------------------------------------------
 REPORTING                          9.      SOLE DISPOSITIVE POWER
   PERSON                                            0
    WITH
--------------------------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    250,358,974 (See Item 5)

                  --------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         250,358,974 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

         72.76% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO.                                                     Page 4 of 86 Pages
63935M109
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Technologies, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                    7.       SOLE VOTING POWER
  NUMBER OF                                          0
    SHARES
--------------------------------------------------------------------------------
BENEFICIALLY                        8.      SHARED VOTING POWER
  OWNED BY                                  329,798,670 (See Item 5)
    EACH
--------------------------------------------------------------------------------
 REPORTING                          9.      SOLE DISPOSITIVE POWER
   PERSON                                            0
    WITH
--------------------------------------------------------------------------------
                                   10.      SHARED DISPOSITIVE POWER
                                            329,798,670 (See Item 5)

                  --------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         329,798,670 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                       [  ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

         94.42% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                                              Page 5 of 86 Pages


Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock") of NaviSite, Inc., a Delaware corporation (the "Issuer").

     The principal executive offices of the Issuer are located at 400 Minuteman Road, Andover, MA 01810

Item 2.  Identity and Background.

     This statement is being jointly filed by ClearBlue Technologies Equity, Inc., a Delaware corporation ("CBTE"), ClearBlue Finance, Inc., a Delaware corporation ("CBF") and ClearBlue Technologies, Inc., a Delaware corporation ("ClearBlue"). Both CBTE and CBF are wholly-owned subsidiaries of ClearBlue.

     CBTE has a principal place of business at 100 First Street, Suite 2000 San Francisco, California 94105. CBTE is a holding company. To the best of CBTE's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizen of each director and executive officer, controlling person and director and executive officer of any corporation ultimately in control of CBTE is set forth on Exhibit A hereto.

     CBF has a principal place of business at 100 First Street, Suite 2000 San Francisco, California 94105. CBF is a holding company. To the best of CBF's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizen of each director and executive officer, controlling person and director and executive officer of any corporation ultimately in control of CBF is set forth on Exhibit A hereto.

     ClearBlue has a principal place of business at 100 First Street, Suite 2000 San Francisco, California 94105. ClearBlue is a privately-held provider of outsourced information technology managed services. To the best of ClearBlue's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizen of each director and executive officer, controlling person and director and executive officer of any corporation ultimately in control of ClearBlue is set forth on Exhibit A hereto.

     During the past five years, none of CBTE, CBF, ClearBlue, and to their knowledge, any individual listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 6 of 86 Pages


Item 3.  Source and Amount of Funds or Other Consideration.

     CBTE, CBF and ClearBlue acquired beneficial ownership of the shares of Common Stock on September 11, 2002 in two separate transactions with CMGI, Inc. ("CMGI") and Hewlett-Packard Financial Services Company ("HPFS").

     Pursuant to a Note and Stock Purchase Agreement dated September 11, 2002 between HPFS and ClearBlue, (a) HPFS transferred to CBTE, 3,207,053 shares of Common Stock, (b) HPFS transferred to CBF the 12% Convertible Note, dated as of November 8, 2001, of the Issuer representing approximately $55 million aggregate principal amount plus accrued interest thereon (the "HPFS Note") and assigned to ClearBlue, which assumed, that certain Guarantee and Security Agreement and related agreements, including all rights thereunder and (c) ClearBlue transferred to HPFS 1,447,368 shares of ClearBlue common stock, representing approximately 22% of issued and outstanding equity of ClearBlue after giving effect to the transactions with HPFS and CMGI described herein.

     Pursuant to a separate Note and Stock Purchase Agreement dated September 11, 2002 between CMGI and ClearBlue (a) CMGI transferred 71,029,391 shares Common Stock and warrants to purchase 5,203,252 shares of Common Stock to CBTE,
(b) CMGI transferred to CBF, the 12% Convertible Note dated as of November 8, 2001, of the Issuer representing $10 million aggregate principal amount plus accrued interest thereon (the "CMGI Note" and, together with the HPFS Note, the "Convertible Notes") and (c) ClearBlue transferred to CMGI 131,579 shares of ClearBlue common stock, representing approximately 2% of issued and outstanding equity of ClearBlue after giving effect to the transactions with HPFS and CMGI described herein.

     The Issuer's obligations under the HPFS Note and the CMGI Note are secured by a first priority lien on substantially all of the Issuer's assets. The HPFS Note and the CMGI Note are convertible at the election of the holder of each
Note into shares of Common Stock at any time prior to or at maturity, at a rate of one Share for each $0.26 of principal and interest converted. Such conversion rate is subject to certain anti-dilution protections. The Convertible Notes require payment of interest only, at 12% per annum, for the three years from the November 8, 2001 and then repayment of principal and interest, on a straight-line basis, over the next three years until maturity on November 8, 2007. At the Issuer's option, the Issuer may make interest payments (i) 100% in shares of Common Stock in the case of amounts owed under the CMGI Note, through December 2007 and (ii) approximately 16.67% in shares of Common Stock in the case of amounts owed under the HPFS Note, through December 2003.

Item 4.  Purpose of the Transaction.

     CBTE, CBF and ClearBlue acquired the shares of Common Stock to provide them with a significant investment in the Issuer with the intent of acquiring control of the Issuer because they believed the shares of Common Stock to be an excellent investment opportunity. In connection with the purchase of the shares of Common Stock, Arthur Becker, Vice President of ClearBlue, and Andrew Ruhan, Chief Executive Officer of ClearBlue, were appointed to the Issuer's Board of Directors by ClearBlue, and they currently are two of the four current members of the Issuer's Board of Directors. It is expected that the other two members of the Issuer's Board of Directors, David S. Wetherell and George A. McMillan, will resign as directors in connection with the Issuer compliance with Rule 14f-1 of the Securities and Exchange Act of 1934.

                                                              Page 7 of 86 Pages


     At the present time, CBTE, CBF and ClearBlue intend to retain ownership of the shares of Common Stock and Convertible Notes subject to their continuing evaluation of the Issuer and those factors noted below. CBTE, CBF and ClearBlue may conclude in the future that their best interests are served by (a) proposing a merger or similar transaction between the Issuer, ClearBlue or an affiliate of ClearBlue, (b) acquiring additional shares of Common Stock through open market purchases or privately negotiated transactions, (c) otherwise seeking to influence management and policy of the Issuer to enhance the value of all shares of Common Stock , (d) proposing a reorganization or recapitalization of the Issuer, (e) selling or otherwise disposing of some or all of their shares of Common Stock and Convertible Notes in the open market or in private transactions, or (f) voting their shares or soliciting proxies from stockholders of the Issuer with the objective of electing additional nominees to the Issuer's Board of Directors.

     Any decision to increase the holdings of CBTE, CBF and ClearBlue in the Issuer will depend on numerous factors, including, without limitation, the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale, regulatory conditions, the availability of any required financing and the prospects of the Issuer. At any time, CBTE, CBF and ClearBlue may also determine to dispose of some or all of the Issuer's Common Stock and Convertible Notes depending on various similar considerations.

     Other than as described in this Schedule 13D, CBTE, CBF and ClearBlue do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) For purposes of Rule 13d-3 of the Exchange Act, CBTE, CBF and ClearBlue beneficially own 329,798,670 shares of Common Stock, representing approximately 94.42% of the outstanding shares of Common Stock. This percentage is based on the number of shares of Common Stock issued and outstanding as of August 31, 2002, as reported by NaviSite to ClearBlue. Of these shares of Common Stock, 74,236,444 shares of Common Stock and 5,203,252 warrants to purchase shares of Common Stock were obtained by CBTE from CMGI and HPFS. 250,358,974 shares of Common Stock represent the number of shares of Common Stock that CBF has a right to acquire through conversion of the principal amount of the HPFS Note and the CMGI Note plus all accrued interest thereon. Except as set forth in this Item 5(a) (including with respect to shares of Common Stock issued in respect of future interest payments on the CMGI Note and the HPFS Note), none of CBTE, CBF and, to the best of their knowledge, any persons named in Exhibit A hereto owns beneficially any shares of Common Stock.

     (b) CBTE, CBF and ClearBlue share the power to vote and to dispose of the shares of Common Stock. (c) Except as set forth in Item 4 and above in this Item 5, no transactions in the Common Stock have been effected during the past 60 days by CBTE, CBF and ClearBlue or, to the best of their knowledge, by any of the persons named in Exhibit A. (d) Not Applicable. (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

     To the best of the Filing Persons' knowledge, except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material To be Filed as Exhibits.

Exhibit A:        Officers and Directors of CBTE, CBF and ClearBlue

Exhibit B:        Joint Filing Agreement dated as of September 17, 2002 between
                  CBTE, CBF and ClearBlue.

Exhibit C:        The Note and Stock Purchase Agreement dated as of
                  September 11, 2002 between CMGI and ClearBlue.

Exhibit D:        The Note and Stock Purchase Agreement dated as of
                  September 11, 2002 between HPFS and ClearBlue.

                                                              Page 8 of 86 Pages


                                                    SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   September 17, 2002


CLEARBLUE TECHNOLOGIES EQUITY, INC.


By:  /s/ Mark Lambourne
Name: Mark Lambourne
Title: President


CLEARBLUE FINANCE, INC.


By:  /s/ Mark Lambourne
Name: Mark Lambourne
Title:  President

CLEARBLUE TECHNOLOGIES, INC.


By: /s/ Arthur Becker
Name:     Arthur Becker
Title:  Vice President

                                                              Page 9 of 86 Pages


                                                                     EXHIBIT A


                             OFFICERS AND DIRECTORS
                                       OF
                       CLEARBLUE TECHNOLOGIES EQUITY, INC.


Name X                                     Business Address        Principal Occupation
Gabriel Ruhan (United Kingdom)                    XX               Vice President and Director
Andrew Ruhan (United Kingdom)                     XX               Director
Arthur Becker                                     XX               Director
Mark Lambourne (United Kingdom)                   XX               President, Secretary, Chief Financial Officer, Treasurer
                                                                   and Director




x         All the Executive Officers and Directors of CBTE are U.S. citizens unless otherwise indicated.

xx        100 First Street, Suite 2000, San Francisco, California 94105


                                                             Page 10 of 86 Pages


                             OFFICERS AND DIRECTORS
                                       OF
                             CLEARBLUE FINANCE, INC.

Name x                                     Business Address        Principal Occupation
Gabriel Ruhan (United Kingdom)                    XX               Vice President and Director
Andrew Ruhan (United Kingdom)                     XX               Director
Arthur Becker                                     XX               Director
Mark Lambourne (United Kingdom)                   XX               President, Secretary, Chief Financial Officer, Treasurer
                                                                   and Director



x         All the Executive Officers and Directors of CBF are U.S. citizens unless otherwise indicated.

xx        100 First Street, Suite 2000, San Francisco, California 94105



                                                             Page 11 of 86 Pages


                             OFFICERS AND DIRECTORS
                                       OF
                          CLEARBLUE TECHNOLOGIES, INC.


Name X                                     Business Address        Principal Occupation
Gabriel Ruhan (United Kingdom)                    XX               Chief Financial Officer, Treasurer, Secretary and Director
Andrew Ruhan (United Kingdom)                     XX               Chief Executive Officer and Director
Arthur Becker                                     XX               Vice President and Director
Mark Lambourne (United Kingdom)                   XX               President and Director



x         All the Executive Officers and Directors of ClearBlue are U.S. citizens unless otherwise indicated.

xx        100 First Street, Suite 2000, San Francisco, California 94105



                                                             Page 12 of 86 Pages


                                                                   EXHIBIT B

     Joint  Filing   Agreement  In  accordance  with  Rule  13d-1(k)  under  the
Securities Exchange Act of 1934, as amended, each of Clearblue Technologies Equity, Inc., a Delaware corporation ("CBTE"), ClearBlue Finance, Inc., a Delaware corporation ("CBF") and ClearBlue Technologies, Inc., a Delaware corporation ("ClearBlue), agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of NaviSite, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings. Each of CBTE, CBF and ClearBlue acknowledges that it is responsible for the timely filing of its own Statement on Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning itself contained therein and that, as contemplated by Section 13d-1(k)(1)(ii), no other person shall be responsible for the completeness or accuracy of the information concerning itself, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.




                                       CLEARBLUE TECHNOLOGIES EQUITY, INC.
                                       -----------------------------------

Date: September 17, 2002                By:      /s/ Mark Lambourne
                                                 ------------------
                                             Name:   Mark Lambourne
                                             Title:  President




                                        CLEARBLUE FINANCE, INC.
                                        ----------------------------------

                                         By:    /s/ Mark Lambourne
                                                -------------------
                                              Name:   Mark Lambourne
                                              Title:  President



                                         CLEARBLUE TECHNOLOGIES, INC.
                                         --------------------------------

                                         By:    /s/ Arthur Becker
                                                ----------------------
                                               Name: Arthur Becker
                                               Title: Vice President

                                                             Page 13 of 86 Pages



                                                        Exhibit C
                                                        ---------

                                                        EXECUTION COPY

     NOTE AND STOCK PURCHASE AGREEMENT, dated as of September 11, 2002 (this "Agreement"), by and between Hewlett-Packard Financial Services Company ("HPFS") and ClearBlue Technologies, Inc., a Delaware corporation ("CBT").

     WHEREAS, CBT and HPFS have each determined that the transactions contemplated by this Agreement, on the terms and conditions of this Agreement, would be advantageous and beneficial to their respective corporations and shareholders; and

     WHEREAS, the parties hereto desire to consummate the transactions contemplated herein, pursuant to which (a) HPFS will transfer to CBT, or at CBT's direction, a wholly-owned subsidiary, all shares, whether certificated or uncertificated,(collectively, the "Shares") of Common Stock, par value $0.01 per share, of NaviSite, Inc., a Delaware corporation ("NaviSite") owned by HPFS (including, without limitation, 3,207,053 shares in certificated form), (b) HPFS will transfer to CBT, or at CBT's direction, a wholly-owned subsidiary, the 12% Convertible Note (including all accrued and unpaid interest), dated as of November 8, 2001, of NaviSite, including all rights under that certain Note Purchase Agreement, dated as of October 29, 2001, by and among NaviSite, CMGI, Inc, a Delware corporation. ("CMGI"), and Compaq Finacial Services Corporation, now known as HPFS (the "Note"), and assign to CBT, or at CBT's direction, a wholly-owned subsidiary, which will assume, that certain Guarantee and Security Agreement and related agreements, including all rights thereunder (collectively, the "Security Agreements") and (c) CBT will transfer to HPFS 1,447,368 shares of common stock (the "ClearBlue Shares"), par value $0.01 per share, of CBT, representing 22% of the issued and outstanding equity securities of CBT (including as issued and outstanding the Common Shares being issued to CMGI pursuant to that certain Note and Stock Purchase Agreement by and between CBT and CMGI).

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto agree as follows:

ARTICLE I

                                   Definitions

SECTION 1.1.      Definitions.  As used herein, the following terms shall have the following meanings:

      "Act" means the Securities Act of 1933, as amended, and the rules and regulations issued in respect thereto.

     "Encumbrance" means any security interest, mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge against or interest in property to secure payment of a debt or performance of an obligation or other priority or preferential arrangement of any kind or nature whatsoever.

                                                             Page 14 of 86 Pages



     "Law" means any law, statute, regulation,  rule, ordinance,  requirement or
other  binding  action  or  requirement  of  any  governmental,   regulatory  or
administrative body, agency or authority or any court of judicial authority.

     "Order" means any decree, order, judgment, writ, award, injunction, stipulation or consent of or by any Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign.

     "Person" means any individual, corporation, general or limited partnership, joint venture, association, limited liability company, joint stock company, trust, business, bank, trust company, estate (including any beneficiaries thereof), unincorporated entity, cooperative, association, government branch, agency or political subdivision thereof or organization of any kind.

     "Transaction Documents" means any ancillary contracts, agreements or other documents that are to be entered into in connection with the transactions contemplated hereby.

ARTICLE II

                           Exchange of Stock and Notes

     SECTION 2.1. Exchange. Subject to the terms and conditions of this Agreement, at the Closing HPFS agrees to transfer to CBT, or, at CBT's direction, to ClearBlue Technologies Equity, Inc. ("Equity") and ClearBlue Finance, Inc. ("Finance"), the Shares and the Note and to assign to CBT, or at CBT's direction, Finance, the Security Agreements, and CBT agrees to transfer to HPFS the ClearBlue Shares.

SECTION 2.2.      The Closing.

     (a) Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Heller Ehrman White & McAuliffe LLP, 120 West 45th Street, New York, NY 10036, at 10:00 a.m. New York City Time no later than the second business day following the day the last of the conditions set forth in Article V shall have been fulfilled or waived (other than those that this Agreement contemplates will be satisfied at or immediately prior to the Closing), or at such other time and place as shall be mutually agreed upon by HPFS and CBT (the "Closing Date").

(b) Subject to the conditions set forth in this Agreement, the parties agree to consummate the following transactions at the Closing:

     (i) CBT shall assign and transfer to HPFS good and valid title in and to the ClearBlue Shares, free and clear of any Encumbrance, by physically delivering to HPFS one or more stock certificates representing the ClearBlue Shares being sold, duly endorsed or accompanied by duly executed stock powers sufficient to vest in HPFS or its nominee good and marketable title to such ClearBlue Shares; and

                                                             Page 15 of 86 Pages


     (ii) (a) HPFS shall assign and transfer to CBT, or at CBT's direction, to Finance and/or Equity, good and valid title in and to the Shares and the Note, free and clear of any Encumbrance, other than any requirement that NaviSite and CMGI consent to the transfer of the Note, by physically delivering to CBT, Finance and/or Equity one or more stock certificates representing the Shares being sold, duly endorsed or accompanied by duly executed stock powers sufficient to validly transfer such Shares to CBT or its nominee, and by delivering to CBT or its nominee the Note, together with an appropriate allonge or other debt transfer instrument sufficient to validly transfer the Note, subject to the receipt of NaviSite's and CMGI's consent and (b) CBT, or at CBT's direction, Finance, shall assume pursuant to an assignment and assumption agreement the obligations of HPFS under the Note and the Security Agreements effective when the assignment and transfer of the Note is effective.

ARTICLE III

                     Representations and Warranties of HPFS

     HPFS  represents and warrants to CBT that the statements  contained in this
Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

     SECTION 3.1. Power and Authority; Enforceability. HPFS is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. HPFS has all requisite capacity, power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance by HPFS of this Agreement and the consummation by it of the Contemplated Transactions (as defined below) have been duly authorized by the Board of Directors of HPFS, and no other corporate action on the part of HPFS is necessary to authorize the execution and delivery by HPFS of this Agreement or the consummation by it of the Contemplated Transactions. No vote of, or consent by, the holders of any class or series of capital stock issued by HPFS is necessary to authorize the consummation of the Contemplated Transactions. This Agreement has been duly executed and delivered and, upon execution by CBT, will constitute a valid and legally binding obligation of HPFS, enforceable against HPFS in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     SECTION 3.2. Ownership; Transferability. HPFS is the legal and beneficial owner of the Shares and the Note, free and clear of any Encumbrance, and, other than restrictions under the Act and restrictions reflected in a legend on the certificates representing the Shares and the requirement that NaviSite and CMGI consent to the transfer of the Note, there are no restrictions on transfer of the Shares and the Note pursuant to the terms of this Agreement. There are no voting trusts, voting agreements, proxies or other agreements, instruments or understandings with respect to the voting of the Shares being sold by HPFS to CBT to which HPFS is a party. Other than the Note, there are no options, warrants, or purchase, subscription, call, conversion, exchange or other contracts or instruments permitting HPFS to sell, exchange or otherwise deliver, or to purchase, acquire or otherwise receive, securities of NaviSite.

                                                             Page 16 of 86 Pages


     SECTION 3.3. Acquisition Entirely for Own Account. This Agreement is made with HPFS in reliance upon HPFS' representation to CBT that (a) the ClearBlue Shares to be received by HPFS will be acquired for investment for HPFS' own account, and not with a view to the resale or distribution of any part thereof, and (b) HPFS has no present intention of selling, granting any participation in, or otherwise distributing the same, except, in the case of (a) and (b) of this Section, as permitted by the Act.

     SECTION 3.4. Restricted Securities. HPFS understands that the ClearBlue Shares are characterized as "restricted securities" under the Federal securities laws inasmuch as they are being acquired in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances.

     SECTION 3.5. Consents and Approvals. Subject to the accuracy of the representations and warranties made by CBT in Article IV hereof, neither the execution, delivery and performance of this Agreement by HPFS, nor the consummation by HPFS of any transaction related hereto including the transfer, sale and delivery of the Note and Shares will require any consent, approval, license, Order or authorization of, filing, registration, declaration or taking of any other action with, or notice to, any Person, other than such consents, approvals, filings or actions (a) as may be required under the Federal securities laws which have or will be made, (b) which have already been obtained, and (c) of NaviSite and CMGI to the transfer of the Note.

     SECTION 3.6. Conflicts. Other than obtaining the consent of NaviSite and CMGI to the transfer of the Note, the execution and delivery by HPFS of this Agreement and the Transaction Documents to which it is or will become a party does not, and the consummation of the transactions contemplated by this Agreement (the "Contemplated Transactions") and the Transaction Documents to which it is or will become a party shall not, (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or by-laws of HPFS, (b)result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which HPFS is a party or by which it or any of its properties or assets may be bound, or (c) conflict or violate any permit, concession, franchise, license, judgment, Order, decree, statute, law, ordinance, rule or regulation of any government, governmental instrumentality or court, domestic or foreign, applicable to HPFS or any of its properties or assets, except in the case of (b) and (c) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not, individually or in the aggregate, materially and adversely affect the Shares and the Note being conveyed by HPFS to CBT, or at CBT's direction, to Equity and Finance hereunder.

                                                             Page 17 of 86 Pages


     SECTION 3.7. Brokers, etc. HPFS is not obligated to pay any fee or commission to any broker, finder or other similar Person in connection with the transactions contemplated by this Agreement.

     SECTION 3.8. Litigation. There are no actions, suits, proceedings, orders, investigations or claims pending or, to the knowledge of HPFS, threatened against or affecting HPFS, at law or in equity, before any court, arbitration panel, tribunal or governmental commission, bureau, agency or instrumentality which seeks to enjoin or restrain, or could reasonably be expected to have the effect of delaying, the consummation of the transactions contemplated by this Agreement or limit the ability of HPFS to perform any of its obligations hereunder.

     SECTION 3.9. Information. Without undertaking any investigation, HPFS is not aware of any material adverse change in the condition (financial or otherwise), business or results of operations of NaviSite and its subsidiaries taken as a whole except as publicly disclosed by NaviSite subsequent to the date of the most recent financial statements included with NaviSite's filings with the Securities and Exchange Commission.

     SECTION 3.10. NaviSite Default. To the Knowledge of HPFS, NaviSite is not in default under any agreement or contract with HPFS and HPFS is not aware of any default under, or challenges to the validity of, the Note.

     SECTION 3.11. NaviSite Non-Public Information. HPFS acknowledges that it is aware that CBT may have material non-public information concerning NaviSite.

     SECTION 3.12. Security Interest. In connection with that certain Guarantee and Security Agreement (the "Guarantee Security Agreement"), dated as of November 8, 2001, by and among NaviSite, Inc., Clickhear, Inc. and Compaq Financial Services Corporation, now known as Hewlett-Packard Financial Services Company (the "Collateral Representative"), the UCC-1 financing statement filed with respect to NaviSite, Inc. was in proper form for filing with the appropriate state office with respect to that portion of the Collateral (as defined in the Guarantee Security Agreement) of NaviSite that could be perfected by filing a financing statement in such state office under the UCC (as defined in the Guarantee Security Agreement). A copy of such filed UCC-1 financing statement is attached hereto as Exhibit D. The Collateral Representative has not
(i) authorized any termination or other amendment to the financing statement, except as set forth on Schedule 3.12 attached hereto, (ii) agreed to any amendment of the Guaranty Security Agreement, or (iii) agreed to subordinate its rights under the Guarantee Security Agreement.

                                                             Page 18 of 86 Pages


ARTICLE IV

                      Representations and Warranties of CBT

     CBT represents and warrants to HPFS that, except as set forth in the CBT Disclosure Schedule, the statements contained in this Article IV are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The CBT Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article IV. The disclosures in any section or subsection of the CBT Disclosure Schedule shall qualify other sections and subsections in this
Article IV only to the extent it is clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. As used in this Agreement, a "CBT Material Adverse Effect" shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, condition (financial or other), or results of operations of CBT and the Subsidiaries, taken as a whole (other than changes, events, circumstances or developments that are the result of economic factors affecting the economy as a whole or that are the result of factors generally affecting the industry or specific markets in which CBT competes). For the avoidance of doubt, the parties agree that the terms "material", "materially" or "materiality" as used in this Agreement with an initial lower case "m" shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to CBT Material Adverse Effect.

     SECTION 4.1. Existence; Power and Authority. CBT is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. CBT has the requisite corporate power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance by CBT of this Agreement and the consummation by it of the Contemplated Transactions have been duly authorized by the Board of Directors of CBT, and no other corporate action on the part of CBT is necessary to authorize the execution and delivery by CBT of this Agreement or the consummation by it of the Contemplated Transactions. No vote of, or consent by, the holders of any class or series of capital stock issued by CBT is necessary to authorize the consummation of the Contemplated Transactions. This Agreement has been duly executed and delivered and, upon execution by HPFS, will constitute a valid and legally binding obligation of CBT, enforceable against CBT in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     SECTION 4.2. Ownership; Transferability. The ClearBlue Shares have been duly authorized and when issued, will be duly and validly issued, fully paid and non-assessable.

     SECTION 4.3. Purchase Entirely for Own Account. This Agreement is made with CBT in reliance upon its representation to HPFS that (a) the Shares and the Note to be received by CBT, or at CBT's direction, Equity and Finance, respectively, will be acquired for investment for such entity's own account, and not with a view to the resale or distribution of any part thereof, and (b) each of CBT, Equity and Finance has no present intention of selling, granting any participation in, or otherwise distributing the same, except, in the case of (a) and (b) of this Section, as permitted by the Act.

                                                             Page 19 of 86 Pages


     SECTION 4.4. Restricted Securities. CBT understands that the Shares are characterized as "restricted securities" under the Federal securities laws and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances.

     SECTION 4.5. Legends. It is understood that the certificate(s) evidencing the Shares shall bear the following legend:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR WITH ANY STATE SECURITIES COMMISSION, AND MAY NOT BE TRANSFERRED OR DISPOSED OF BY THE HOLDER IN THE ABSENCE OF A REGISTRATION STATEMENT WHICH IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE LAWS AND RULES OR UNLESS SUCH TRANSFER MAY BE EFFECTED WITHOUT VIOLATION OF THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE STATE LAWS AND RULES.

SECTION 4.6.      No Conflict.

     (a)  Neither  the  execution  and  delivery  of  this   Agreement  nor  the
consummation or performance of any of the Contemplated Transactions will (with or without notice or lapse of time):

     (i) contravene, conflict with, or result in a violation of any provision of the Certificate of Incorporation or bylaws of CBT;

     (ii) contravene, conflict with, or result in a violation of any federal, state, local, or other administrative order, constitution, law, ordinance, principle of common law, regulation or statute ("Legal Requirement"), or any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other governmental body or by any arbitrator (an "Order") to which CBT, or any of the assets owned or used by CBT, may be subject;

     (iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any material contract or agreement of CBT; or

     (iv) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by CBT.

     (b) CBT is not nor will it be required to give any notice to or obtain any consent from any person or governmental entity in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

                                                             Page 20 of 86 Pages


SECTION 4.7.      Capitalization.

     (a) The authorized capital stock of CBT consists of (i) 10,000,000 shares of common stock, par value $0.01 (the "Common Shares"), of which 5,000,000 shares are issued and outstanding, and (ii) 10,000,000 shares of preferred stock, par value $0.01, none of which are issued and outstanding. Effective as of the Closing Date, 131,579 additional Common Shares will be issued to CMGI.

     (b) Section 4.7 of the CBT Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the holders of capital stock of CBT, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder. Section 4.7 of the Disclosure Schedule also indicates all outstanding Common Shares that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by CBT. All of the issued and outstanding shares of capital stock of CBT have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding shares of capital stock of CBT have been offered, issued and sold by CBT in compliance with all applicable federal and state securities laws.

     (c) Section 4.7 of the CBT Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement of: (i) all stock option plans or other stock or equity-related plans of CBT (the "CBT Stock Plans"), indicating for each CBT Stock Plan the number of Common Shares issued to date under such Plan, the number of Common Shares subject to outstanding options under such Plan and the number of Common Shares reserved for future issuance under such Plan; (ii) all holders of outstanding options to acquire Common Shares, indicating with respect to each option the CBT Stock Plan under which it was granted, the number of Common Shares subject to such option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto); and (iii) all holders of outstanding warrants to acquire Common Shares, indicating with respect to each warrant the agreement or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such warrant, the exercise price, the date of issuance and the expiration date thereof. CBT has provided to HPFS an opportunity to review complete and accurate copies of all CBT Stock Plans, forms of all stock option agreements evidencing options and all warrants. All of the shares of capital stock of CBT subject to options and warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid and nonassessable.

     (d) Except as set forth in Section 4.7 of the CBT Disclosure Schedule, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of CBT is authorized or outstanding, (ii) CBT has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of CBT, (iii) CBT has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to CBT.

                                                             Page 21 of 86 Pages


     (e) Except as set forth in Section 4.7 of the CBT Disclosure Schedule, there is no agreement, written or oral, between CBT and any holder of its securities, or, to the best of CBT's knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or "drag-along" rights), registration under the Securities Act, or voting, of the capital stock of CBT.

SECTION 4.8.      Subsidiaries.

     (a) Section 4.8 of the CBT Disclosure Schedule sets forth: (i) the name of each Subsidiary; (ii) the number and type of outstanding equity securities of each Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Subsidiary; (iv) the names of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.

     (b) Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a CBT Material Adverse Effect. Each Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. CBT has provided to HPFS an opportunity to review complete and accurate copies of the charter and by-laws of each Subsidiary. No Subsidiary is in default under or in violation of any provision of its charter or by-laws. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid and nonassessable. All shares of each Subsidiary that are held of record or owned beneficially by either CBT or any Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under the Act and state securities laws), claims, Encumbrances, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which CBT or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary.

     (c) CBT does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary.

     (d) "Subsidiary" shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which CBT (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

                                                             Page 22 of 86 Pages


     SECTION 4.9. Financial Statements. Section 4.9 of the CBT Disclosure Schedule contains: (a) unaudited consolidated balance sheets of CBT and the Subsidiaries as at December 31, 2001 and the related unaudited consolidated statements of income, changes in stockholders' equity, and cash flow for the fiscal year then ended, and (b) an unaudited consolidated balance sheet of CBT and the Subsidiaries as at June 30, 2002 (the "Interim Balance Sheet") and the related unaudited consolidated statements of income, changes in stockholders' equity, and cash flow for the six months then ended, including in each case the notes thereto. Such financial statements and notes fairly present the financial condition and the results of operations, changes in stockholders' equity, and cash flow of CBT and the Subsidiaries as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (that, if presented, would not differ materially from those included in the Interim Balance Sheet); the financial statements referred to in this Section 4.8 reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than CBT and the Subsidiaries are required by GAAP to be included in the consolidated financial statements of CBT.

     SECTION 4.10. Books and Records. The books of account, minute books, stock record books, and other records of CBT and the Subsidiaries, all of which have been made available to Buyer, are complete and correct. The minute books of CBT and the Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of CBT and the Subsidiaries, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.

     SECTION 4.11. Title to Properties; Encumbrances. Section 4.11 of the CBT Disclosure Schedule hereto contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by CBT and the Subsidiaries. CBT has provided HPFS an opportunity to review copies of the deeds and other instruments (as recorded) by which CBT and the Subsidiaries acquired such real property and interests, and copies of all title insurance policies, opinions, abstracts, and surveys in the possession of CBT or the Subsidiaries and relating to such property or interests. CBT and the Subsidiaries own (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that they purport to own, including all of the properties and assets reflected in the Interim Balance Sheet (except for assets held under capitalized leases disclosed to HPFS and personal property sold since the date of the Interim Balance Sheet, as the case may be, in the ordinary course of business), and all of the properties and assets purchased or otherwise acquired by CBT and the Subsidiaries since the date of the Interim Balance Sheet (except for personal property acquired and sold since the date of the Interim Balance Sheet in the ordinary course of business and consistent with past practice). All material properties and assets reflected in the Balance Sheet and the Interim Balance Sheet are free and clear of all Encumbrances and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (a) mortgages or security interests shown on the Interim Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Interim Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current taxes not yet due, and (d) with respect to real property, (i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of CBT or the Subsidiaries, and (ii) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

                                                             Page 23 of 86 Pages


     SECTION 4.12. Absence of Certain Changes. Since June 30, 2002, there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a CBT Material Adverse Effect.

     SECTION 4.13. Undisclosed Liabilities. None of CBT or the Subsidiaries has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the Interim Balance Sheet, (b) liabilities which have arisen since June 30, 2002, in the ordinary course of business and (c) contractual and other liabilities that would not reasonably be required by GAAP to be reflected on a balance sheet and (d) liabilities incurred after June 30, 2002, in the ordinary course of business and which are not material in amount.

SECTION 4.14.     Tax Matters.

     (a) Each of CBT and the Subsidiaries has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate and disclose all Taxes required to be paid by CBT and each Subsidiary. Neither CBT nor any Subsidiary is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only CBT and the Subsidiaries are or were members. Each Affiliated Group has filed all Tax Returns that it was required to file with respect to any Affiliated Period, and all such Tax Returns were complete and accurate and disclose all Taxes required to be paid by CBT and each Subsidiary. Each of CBT and the Subsidiaries has paid on a timely basis all Taxes that were due and payable and each member of an Affiliated Group has paid all Taxes that were due and payable with respect to all Affiliated Periods. The unpaid Taxes of CBT and the Subsidiaries for tax periods through June 30, 2002, do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Interim Balance Sheet. Neither CBT nor any Subsidiary has any actual or potential liability for any Tax obligation of any taxpayer (including any affiliated group of corporations or other entities that included CBT or any Subsidiary during a prior period) other than CBT and the Subsidiaries. All Taxes that CBT or any Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. All Taxes (whether or not shown on any Tax Return) owed by any of CBT and any Affiliated Group have been timely paid.

                                                             Page 24 of 86 Pages


     (b) CBT has provided to HPFS an opportunity to review complete and accurate copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by CBT or any Subsidiary since December 31, 2001 and complete and accurate copies of the portion of the Tax Returns, examination reports and statements of deficiency assessed against or agreed to with respect to any member of an Affiliated Group relating to the activities of CBT or a Subsidiary for all Affiliated Periods since December 31, 2001. All deficiencies assessed against CBT, any Subsidiary or any Affiliated Group have been paid in full. The federal income Tax Returns of CBT and each Subsidiary and each member of an Affiliated Group have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in Section 4.9(b) of the CBT Disclosure Schedule. No examination or audit of any Tax Return of CBT or any Subsidiary or any member of an Affiliated Group with respect to an Affiliated Period] by any Governmental Entity is currently in progress or, to the knowledge of CBT, threatened or contemplated. Neither CBT nor any Subsidiary nor any member of an Affiliated Group has been informed by any jurisdiction that the jurisdiction believes that CBT or any Subsidiary or any member of an Affiliated Group was required to file any Tax Return that was not filed. Neither CBT nor any Subsidiary nor any member of an Affiliated Group has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

     (c) Neither CBT nor any Subsidiary: (i) is a "consenting corporation" within the meaning of Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"), and none of the assets of CBT or the Subsidiaries are subject to an election under Section 341(f) of the Code; (ii) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code; or (iii) has any actual or potential liability for any Taxes of any person (other than CBT and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local, or foreign law), or as a transferee or successor, by contract, or otherwise.

     (d) None of the assets of CBT or any Subsidiary: (i) is "tax-exempt use property" within the meaning of Section 168(h) of the Code; or (ii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

     (e) Neither CBT nor any Subsidiary has undergone a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code.

                                                             Page 25 of 86 Pages


     (f) Except as set forth on Section 4.14 of the CBT Disclosure Schedule, as a direct or indirect result of the transactions contemplated by this Agreement, no payment or other benefit by CBT, and no acceleration of the vesting of any options, payments or other benefits by CBT will be (or under Section 280G of the Code and the Treasury Regulations thereunder be presumed to be) a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder, without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future.

(g)      As used in this Agreement:

     "Affiliated Group" shall mean a group of corporations with which CBT or a Subsidiary has filed (or was required to file) consolidated, combined, unitary or similar Tax Returns.

     "Affiliated Period" shall mean any period in which CBT or a Subsidiary was a member of an Affiliated Group.

     "Taxes" shall mean all taxes, charges, fees, levies or other similar assessments or liabilities, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

     "Tax Returns" shall mean all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

SECTION 4.15.     Assets.

     (a) CBT or the applicable Subsidiary is the true and lawful owner, and has good title to, all of the assets (tangible or intangible) purported to be owned by CBT or the Subsidiaries, free and clear of all Encumbrances. Each of CBT and the Subsidiaries owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted and as presently proposed to be conducted. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

     (b) Section 4.15(b) of the CBT Disclosure Schedule lists individually (i) all fixed assets (within the meaning of GAAP) of CBT or the Subsidiaries having a book value greater than $100,000, indicating the cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of June 30, 2002, and (ii) all other assets of a tangible nature (other than inventories) of CBT or the Subsidiaries whose book value exceeds $100,000.

                                                             Page 26 of 86 Pages


     (c) All assets of CBT and each of its Subsidiaries that were acquired by CBT or such Subsidiary from an affiliate of CBT were acquired for fair value in arms-length transactions.

     SECTION 4.16. Owned Real Property. Neither CBT nor any of its Subsidiaries currently owns, or has owned in the past, any real property.

     SECTION 4.17. Real Property Leases. Section 4.17 of the CBT Disclosure Schedule lists all leases or subleases pursuant to which CBT or a Subsidiary leases or subleases from another party any real property (the "Leases") and lists the term of such Lease, any extension and expansion options, and the rent payable thereunder. CBT has provided HPFS an opportunity to review complete and accurate copies of the Leases.

                  With respect to each Lease:

(a) such Lease is legal, valid, binding, enforceable and in full force and effect;

     (b) such Lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

     (c) neither CBT nor any Subsidiary, to either's knowledge, nor, to the knowledge of CBT, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the knowledge of CBT, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by CBT or any Subsidiary or, to the knowledge of CBT, any other party under such Lease;

     (d) to each of CBT's and any Subsidiary's knowledge, there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

     (e) neither CBT nor any Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold;

     (f) to the knowledge of CBT, all facilities leased or subleased thereunder are supplied with utilities and other services adequate for the operation of said facilities; and

     (g) CBT is not aware of any Encumbrance, easement, covenant or other restriction applicable to the real property subject to such lease which would reasonably be expected to materially impair the current uses or the occupancy by CBT or a Subsidiary of the property subject thereto.

SECTION 4.18.     Intellectual Property.

     (a) Section 4.18(a) of CBT Disclosure Schedule lists (i) each patent, patent application, copyright registration or application therefor, mask work registration or application therefor, and trademark, service mark and domain name registration or application therefor of CBT or any Subsidiary and (ii) each Customer Deliverable of CBT or any Subsidiary.

                                                             Page 27 of 86 Pages


     (b) Each of CBT and the Subsidiaries owns or possesses sufficient legal rights to use all Intellectual Property necessary (i) to use, manufacture, have manufactured, market and distribute the Customer Deliverables and (ii) to operate the Internal Systems, without any known conflict with, or infringement of, the rights of others. CBT or the appropriate Subsidiary has taken all reasonable measures to protect the proprietary nature of each item of CBT Intellectual Property, and to maintain in confidence all trade secrets and confidential information, that it owns or uses. To the knowledge of CBT, no other person or entity has any rights to any of the CBT Intellectual Property owned by CBT or the Subsidiaries (except pursuant to agreements or licenses specified in Section 4.18(b) of the CBT Disclosure Schedule), and, to the knowledge of CBT, no other person or entity is infringing, violating or misappropriating any of the CBT Intellectual Property.

     (c) To the knowledge of CBT, none of the Customer Deliverables, or the marketing, distribution, provision or use thereof, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any person or entity. To the knowledge of CBT, none of the Internal Systems, or the use thereof, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any person or entity. Section 4.18(c) of the CBT Disclosure Schedule lists any complaint, claim or notice, or written threat thereof, received by CBT or any Subsidiary alleging any such infringement, violation or misappropriation; and CBT has provided to HPFS an opportunity to review complete and accurate copies of all written documentation in the possession of CBT or any Subsidiary relating to any such complaint, claim, notice or threat. CBT has provided to HPFS an opportunity to review complete and accurate copies of all written documentation in CBT's possession relating to claims or disputes known to CBT concerning any CBT Intellectual Property.

     (d) Section 4.18(d) of the CBT Disclosure Schedule identifies each license or other agreement pursuant to which CBT or a Subsidiary has licensed, distributed or otherwise granted any rights to any third party with respect to, any CBT Intellectual Property. Except as described in Section 4.18(d) of the CBT Disclosure Schedule, neither CBT nor any Subsidiary has agreed to indemnify any person or entity against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Customer Deliverables.

     (e) Section 4.18(e) of the CBT Disclosure Schedule identifies each item of CBT Intellectual Property that is owned by a party other than CBT or a Subsidiary, and the license or agreement pursuant to which CBT or a Subsidiary uses it (excluding off-the-shelf software programs licensed by CBT pursuant to "shrink wrap" licenses).

     (f) Neither CBT nor any Subsidiary has disclosed the source code for the Software or other confidential information constituting, embodied in or pertaining to the Software to any person or entity, except pursuant to the agreements listed in Section 4.18(f) of the CBT Disclosure Schedule, and CBT has taken reasonable measure to prevent disclosure of such source code.

                                                             Page 28 of 86 Pages


     (g) All of the copyrightable materials (including Software) incorporated in or bundled with the Customer Deliverables have been created by employees of CBT or a Subsidiary within the scope of their employment by CBT or a Subsidiary or by independent contractors of CBT or a Subsidiary who have executed agreements expressly assigning all right, title and interest in such copyrightable materials to CBT or a Subsidiary. No portion of such copyrightable materials was jointly developed with any third party.

     (h) The Customer Deliverables and the Internal Systems are free from significant defects or programming errors and conform in all material respects to the written documentation and specifications therefor.

     (i) As used in this Agreement:

     "CBT Intellectual Property" shall mean the Intellectual Property owned by or licensed to CBT or a Subsidiary and covering, incorporated in, underlying or used in connection with the Customer Deliverables or the Internal Systems.

     "Customer Deliverables" shall mean (a) the products that CBT or any Subsidiary (i) currently manufactures, markets, sells or licenses, or (ii) has manufactured, marketed, sold or licensed within the previous year, or (iii) currently plans to manufacture, market, sell or license in the future and (b) the services that CBT or any Subsidiary (i) currently provides, or (ii) has provided within the previous year, or (iii) currently plans to provide in the future.

                  "Intellectual Property" shall mean all:

     (a) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, reexamination, utility model, certificate of invention and design patents, patent applications, registrations and applications for registrations;

     (b) trademarks,  service marks, trade dress,  Internet domain names, logos,
trade  names  and  corporate  names  and   registrations  and  applications  for
registration thereof;

     (c) copyrights and registrations and applications for registration thereof;

     (d) mask works and registrations and applications for registration thereof;

     (e) computer software, data and documentation;

     (f) inventions, trade secrets and confidential business information, whether patentable or nonpatentable and whether or not reduced to practice, know-how, manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information;

     (g) other proprietary rights relating to any of the foregoing (including remedies against infringements thereof and rights of protection of interest therein under the laws of all jurisdictions); and

     (h) copies and tangible embodiments thereof.

                                                             Page 29 of 86 Pages


     "Internal Systems" shall mean the internal systems of CBT or any Subsidiary that are used in its business or operations, including computer hardware systems, software applications and embedded systems.

     "Software" shall mean any of the software owned by CBT or a Subsidiary.

     SECTION 4.19. Inventory. All inventory of CBT and the Subsidiaries, whether or not reflected on the Interim Balance Sheet, consists of a quality and quantity usable and saleable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the Interim Balance Sheet. All inventories not written-off have been priced at the lower of cost or market. The quantities of each type of inventory, whether raw materials, work-in-process or finished goods, are not excessive in the present circumstances of CBT and the Subsidiaries.

SECTION 4.20.     Contracts.

     (a) Section 4.20 of the CBT Disclosure Schedule lists the following agreements (written or oral) to which CBT or any Subsidiary is a party as of the date of this Agreement:

     (i) any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $100,000 per annum or having a remaining term longer than 12 months;

     (ii) any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $100,000, or (C) in which CBT or any Subsidiary has granted manufacturing rights, "most favored nation" pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

     (iv) any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than $100,000 or under which it has imposed (or may impose) an Encumbrance on any of its assets, tangible or intangible;

     (v) any agreement for the disposition of any significant portion of the assets or business of CBT or any Subsidiary (other than sales of products in the ordinary course of business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the ordinary course of business);

                                                             Page 30 of 86 Pages


(vi)     any agreement concerning noncompetition;

(vii)    any employment or consulting agreement;

(viii) any agreement involving any current or former officer, director or stockholder of CBT or an Affiliate (as defined in Rule 12b-2 under the Exchange Act) thereof;

(ix) any agreement under which the consequences of a default or termination would reasonably be expected to have a CBT Material Adverse Effect;

(x) any agreement which contains any provisions requiring CBT or any Subsidiary to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the ordinary course of business); and

(xi) any other agreement (or group of related agreements) either involving more than $100,000 or not entered into in the ordinary course of business.

     (b) CBT has provided to HPFS an opportunity to review complete and accurate copy of each agreement listed in Section 4.17, Section 4.18 or Section 4.20 of the CBT Disclosure Schedule. With respect to each agreement so listed: (i) the agreement is legal, valid, binding and enforceable and in full force and effect;
(ii) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither CBT nor any Subsidiary nor, to the knowledge of CBT, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of CBT, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by CBT or any Subsidiary or, to the knowledge of CBT, any other party under such agreement.

     SECTION 4.21. Accounts Receivable. All accounts receivable of CBT and the Subsidiaries reflected on the Interim Balance Sheet (other than those paid since such date) are valid receivables subject to no setoffs or counterclaims and are current and collectible (within 90 days after the date on which it first became due and payable), net of the applicable reserve for bad debts on the Interim Balance Sheet. A complete and accurate list of the accounts receivable reflected on the Interim Balance Sheet, showing the aging thereof, is included in Section
4.21 of the CBT Disclosure Schedule. All accounts receivable of CBT and the Subsidiaries that have arisen since June 30, 2002, are valid receivables subject to no setoffs or counterclaims and are collectible (within 90 days after the date on which it first became due and payable), net of a reserve for bad debts in an amount proportionate to the reserve shown on the Interim Balance Sheet. Neither CBT nor any Subsidiary has received any written notice from an account debtor stating that any account receivable in an amount in excess of $100,000 is subject to any contest, claim or setoff by such account debtor.

                                                             Page 31 of 86 Pages


SECTION 4.22.     Powers of Attorney.  There are no outstanding powers of
                                       attorney executed on behalf of CBT or
                                       any Subsidiary.

SECTION 4.23. Insurance. Section 4.23 of the CBT Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which CBT or any Subsidiary is a party, all of which are in full force and effect. Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of CBT and the Subsidiaries. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither CBT nor any Subsidiary may be liable for retroactive premiums or similar payments, and CBT and the Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. CBT has no knowledge of any threatened termination of, or premium increase with respect to, any such policy. Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

     SECTION 4.24. Litigation. Except as disclosed in Section 4.24 of the CBT Disclosure Schedule, there is no action, suit, proceeding, claim, arbitration or investigation before any governmental entity or before any arbitrator (a "Legal Proceeding") which is pending or has been threatened in writing against CBT or any Subsidiary which (a) seeks either damages in excess of $100,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no judgments, orders or decrees outstanding against CBT or any Subsidiary.

     SECTION 4.25. Warranties. No product or service manufactured, sold, leased, licensed or delivered by CBT or any Subsidiary is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than (i) the applicable standard terms and conditions of sale or lease of CBT or the appropriate Subsidiary, which are set forth in Section 4.25 of the CBT Disclosure Schedule and (ii) manufacturers' warranties for which neither CBT nor any Subsidiary has any liability. Section 4.25 of the CBT Disclosure Schedule sets forth the aggregate expenses incurred by CBT and the Subsidiaries in fulfilling their obligations under their guaranty, warranty, right of return and indemnity provisions during the fiscal year and the interim period covered by the Financial Statements; and CBT does not know of any reason why such expenses should significantly increase as a percentage of sales in the future.

SECTION 4.26.     Employees.

     (a) Section 4.26 of the CBT Disclosure Schedule contains a list of all employees of CBT and each Subsidiary whose annual rate of compensation exceeds $100,000 per year, along with the position and the annual rate of compensation of each such person. Each current or past employee of CBT or any Subsidiary has entered into a confidentiality agreement with CBT or such Subsidiary, a copy or form of which HPFS has had the opportunity to review. Section 4.26 of the CBT Disclosure Schedule contains a list of all employees of CBT or any Subsidiary who are a party to a non-competition agreement with CBT or any Subsidiary; and HPFS has had an opportunity to review such agreements. All of the agreements referenced in the two preceding sentences will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. Section 4.26 of the CBT Disclosure Schedule contains a list of all employees of CBT or any Subsidiary who are not citizens of the United States. To the knowledge of CBT, no key employee or group of employees has any plans to terminate employment with CBT or any Subsidiary.

                                                             Page 32 of 86 Pages


     (b) Neither CBT nor any Subsidiary is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. CBT has no knowledge of any organizational effort made or threatened, either currently or within the past year, by or on behalf of any labor union with respect to employees of CBT or any Subsidiary.

SECTION 4.27.     Employee Benefits.

     (a) Section 4.27(a) of the CBT Disclosure Schedule contains a complete and accurate list of all CBT Plans. HPFS has had the opportunity to review complete and accurate copies of (i) all CBT Plans which have been reduced to writing,
(ii) written summaries of all unwritten CBT Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, and (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R and (for all funded plans) all plan financial statements for the last year for each CBT Plan.

     (b) Each CBT Plan has been administered in all material respects in accordance with its terms and each of CBT, the Subsidiaries and the ERISA Affiliates has in all material respects met its obligations with respect to each CBT Plan and has made all required contributions thereto. CBT, each Subsidiary, each ERISA Affiliate and each CBT Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including Section 4980 B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA). All filings and reports as to each CBT Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly submitted. No CBT Plan has assets that include securities issued by CBT or any ERISA Affiliate.

     (c) There are no Legal Proceedings (except claims for benefits payable in the normal operation of the CBT Plans and proceedings with respect to qualified domestic relations orders) against or involving any CBT Plan or asserting any rights or claims to benefits under any CBT Plan that could give rise to any material liability.

                                                             Page 33 of 86 Pages


     (d) All the CBT Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such CBT Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such CBT Plan has been amended since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost. Each CBT Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of
Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date.

(e) Neither CBT, any Subsidiary, nor any ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.

(f) At no time has CBT, any Subsidiary or any ERISA Affiliate been obligated to contribute to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA).

     (g) There are no unfunded obligations under any CBT Plan providing benefits after termination of employment to any employee of CBT or any Subsidiary (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable law and insurance conversion privileges under state law. The assets of each CBT Plan which is funded are reported at their fair market value on the books and records of such CBT Plan.

     (h) No act or omission has occurred and no condition exists with respect to any CBT Plan that would subject CBT, any Subsidiary or any ERISA Affiliate to
(i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any CBT Plan.

     (i) No CBT Plan is funded by, associated with or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code.

     (j) Each CBT Plan is amendable and terminable unilaterally by CBT at any time without liability or expense to CBT or such CBT Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no CBT Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits CBT from amending or terminating any such CBT Plan.

     (k) Section 4.27(k) of the CBT Disclosure Schedule sets forth the policy of CBT and any Subsidiary with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities as of June 30, 2002.

(l)      As used in this Agreement:

     "CBT Plan" shall mean any Employee Benefit Plan maintained, or contributed to, by CBT, any Subsidiary or any ERISA Affiliate.

                                                             Page 34 of 86 Pages


     "Employee Benefit Plan" shall mean any "employee pension benefit plan" (as defined in Section 3(2) of ERISA), any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" shall mean any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included CBT or a Subsidiary.

SECTION 4.28.     Environmental Matters.

     (a) Each of CBT and the Subsidiaries has complied with all applicable Environmental Laws. There is no pending or, to the knowledge of CBT, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving CBT or any Subsidiary.

     (b) Neither CBT nor any Subsidiary has any liabilities or obligations arising from the release of any Materials of Environmental Concern into the environment.

     (c) Neither CBT nor any Subsidiary is a party to or bound by any court order, administrative order, consent order or other agreement between CBT and any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

     (d) Set forth in Section 4.28(d) of the CBT Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by CBT or a Subsidiary (whether conducted by or on behalf of CBT or a Subsidiary or a third party, and whether done at the initiative of CBT or a Subsidiary or directed by a Governmental Entity or other third party) which CBT has possession of or access to. HPFS has been provided an opportunity to review a complete and accurate copy of each such document.

     (e) CBT is not aware of any material environmental liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by CBT or any Subsidiary.

                                                             Page 35 of 86 Pages


(f)      As used in this Agreement:

     "CERCLA" shall mean the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

     "Governmental  Entity"  shall  mean  any  court,   arbitrational  tribunal,
administrative   agency  or  commission  or  other  governmental  or  regulatory authority or agency.

     "Environmental Law" shall mean any federal, state or local law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other persons. As used above, the term "release" shall have the meaning set forth in CERCLA.

     "Materials of Environmental Concern" shall mean any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

     SECTION 4.29. Legal Compliance. Each of CBT and the Subsidiaries is currently conducting, and have at all times since August 1, 2001 conducted, their respective businesses in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a CBT Material Adverse Effect. Neither CBT nor any Subsidiary has received any notice or communication from any Governmental Entity alleging noncompliance with any applicable law, rule or regulation.

                                                             Page 36 of 86 Pages


     SECTION 4.30. Customers and Suppliers. Section 4.30 of the CBT Disclosure Schedule sets forth a list of (a) each customer that accounted for more than 10% of the consolidated revenues of CBT during the last full fiscal year or the interim period through June 30, 2002, and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product or service to CBT or a Subsidiary. To the knowledge of CBT, no such customer or supplier has indicated within the past year that it will stop, or decrease the rate of, buying products or supplying products, as applicable, to CBT or any Subsidiary. No unfilled customer order or commitment obligating CBT or any Subsidiary to process, manufacture or deliver products or perform services will result in a loss to CBT or any Subsidiary upon completion of performance. No purchase order or commitment of CBT or any Subsidiary is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.

     SECTION 4.31. Permits. Section 4.31 of the CBT Disclosure Schedule sets forth a list of all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) ("Permits") issued to or held by CBT or any Subsidiary. Such listed Permits are the only Permits that are required for CBT and the Subsidiaries to conduct their respective businesses as presently conducted or as proposed to be conducted. Each such Permit is in full force and effect; CBT or the applicable Subsidiary is in material compliance with the terms of each such Permit; and, to the knowledge of CBT, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Closing.

     SECTION 4.32. Certain Business Relationships With Affiliates. No Affiliate of CBT or of any Subsidiary (a) owns any property or right, tangible or intangible, which is used in the business of CBT or any Subsidiary, (b) has any claim or cause of action against CBT or any Subsidiary, or (c) owes any money to, or is owed any money by, CBT or any Subsidiary. Section 4.29 of the CBT Disclosure Schedule describes any transactions or relationships between CBT or a Subsidiary and any Affiliate thereof which occurred or have existed since the beginning of the time period covered by the Financial Statements.

     SECTION 4.33. Brokers' Fees. Neither CBT nor any Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

     SECTION 4.34. Disclosure. No representation or warranty by CBT contained in this Agreement, and no statement contained in the CBT Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of CBT pursuant to the terms of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

                                                             Page 37 of 86 Pages


     SECTION 4.35. Reorganization. CBT represents that it has no present intention to file a petition involving NaviSite for reorganization pursuant to the Bankruptcy Code.

     SECTION 4.36. NaviSite Non-Public Information. CBT acknowledges that HPFS may have material non-public information concerning NaviSite.

ARTICLE V

                                      Conditions Precedent; Related Covenants

     SECTION 5.1. Closing Efforts. Each of the parties hereto shall use its commercially reasonable efforts ("Reasonable Efforts") to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date and (ii) the conditions to the obligations of the other parties to consummate the transaction are satisfied.

SECTION 5.2.      Governmental and Third-Party Notices and Consents.

     (a) Each party shall use its Reasonable Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable laws and regulations in connection with the consummation of the transactions contemplated by this Agreement.

     (b) Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign the Note unless and until any necessary consents shall have been obtained. HPFS shall use Reasonable Efforts to cooperate with CBT at its request in endeavoring to obtain such consents promptly; provided, that such cooperation shall not require HPFS to make any payment to obtain any such consent.

     SECTION 5.3. Access to Information. CBT shall (and shall cause each of its Subsidiaries to) permit representatives of HPFS to have full access (upon reasonable notice and at a reasonable time, and in a manner so as not to interfere with its normal business operations) to all premises, properties, financial, tax and accounting records (including the work papers of CBT's independent accountants), contracts, other records and documents, and personnel, of or pertaining to such CBT and each of its Subsidiaries.

     SECTION 5.4. Notice of Breaches. From the date of this Agreement until the Closing, CBT, on the one hand, and HPFS, on the other hand, shall promptly deliver to the other Party supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation, warranty or statement in this Agreement or the CBT Disclosure Schedule, as the case may be, inaccurate or incomplete at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the CBT Disclosure Schedule, as the case may be.

                                                             Page 38 of 86 Pages


     SECTION 5.5. Conditions Precedent to Obligations of All Parties. The respective obligations of each party to this Agreement shall be subject to the fulfillment, at or prior to the Closing Date, to the following conditions, or waiver by such party:

     (a) Legality. At the time of the Closing, the transactions contemplated by this Agreement shall be legally permitted by all applicable Legal Requirements and Orders.

     (b) Absence of Proceedings to Restrain Consummation of the Agreement. No judgment, injunction or order shall have been entered restraining or prohibiting the transactions contemplated by this Agreement.

     (c) Requisite Approvals. All authorizations, consents, orders or approvals of, or declarations or filings with any governmental entity required for the consummation of the transaction contemplated by this Agreement shall have been filed, occurred or been obtained.

     SECTION 5.6. Conditions Precedent to Obligations of CBT. The obligation of CBT to purchase Shares and the Note and to assume the Security Agreements at the Closing is subject to the fulfillment of each of the following conditions:

     (a) Representations and Warranties. The representations and warranties of HPFS set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of HPFS set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date).

     (b) Performance. HPFS shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

     (c) Legal Opinion. CBT shall have received an opinion dated as of the Closing Date of Mr. Stuart Souther, in-house counsel to HPFS, as to the matters substantially in the form attached hereto as Exhibit B.

     (d) HPFS Certificate. HPFS shall deliver to CBT a certificate, signed by an appropriate officer, to the effect that each of the conditions specified in clauses (a) and (b) of this Section 5.6 is satisfied in all respects.

     (e) Other Agreement. HPFS, CBT, CMGI and ClearBlue Atlantic, LLC shall have entered into that certain Shareholders Agreement substantially in the form attached hereto as Exhibit A.

                                                             Page 39 of 86 Pages


     (f) Inter-Company Settlement. Except for the Note, HPFS and NaviSite shall have settled all outstanding obligations to the reasonable satisfaction of CBT one day prior to the Closing.

     (g) Material Adverse Change at NaviSite. There shall not have occurred any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, capitalization, prospects, condition (financial or other), or results of operations of NaviSite and its Subsidiaries, taken as a whole (other than changes, events, circumstances or developments that are the result of economic factors affecting the economy as a whole or that are the result of factors generally affecting the industry or specific markets in which NaviSite competes), except to the extent of the transactions contemplated under this Section 5.6 and by the CMGI Agreement.

     (h) Consent of Landlord. 400 Minuteman Limited Partnership shall have consented to the satisfaction of the parties hereto to the assignment of the Lease, dated May 14, 1999, between 400 Minuteman Limited Partnership and NaviSite, as amended.

     (i) Consent of CMGI and NaviSite. CMGI and NaviSite shall have consented to the satisfactionof the parties hereto the transactions contemplated by this Agreement.

     SECTION 5.7. Conditions Precedent to Obligations of HPFS. The obligations of HPFS to CBT shall be subject to the fulfillment, at or prior to the Closing, of the following conditions:

     (a) Representations and Warranties. The representations and warranties of CBT set forth in Section 4.7 and any representations and warranties of CBT set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of CBT set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date).

     (b) Performance. CBT shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date.

     (c) Legal Opinion. HPFS shall have received an opinion dated as of the Closing Date of Heller Ehrman White & McAuliffe LLP, counsel to CBT, as to the matters substantially in the form attached hereto as Exhibit C.

     (d) CBT Certificate. CBT shall deliver to HPFS a certificate, signed by an appropriate officer, to the effect that each of the conditions specified in clauses (a) and (b) of this Section 5.7 is satisfied in all respects.

                                                             Page 40 of 86 Pages


     (e) Other Agreement. HPFS, CBT and ClearBlue Atlantic, LLC shall have entered into that certain Shareholders Agreement substantially in the form attached hereto as Exhibit A.

     (f) Material Adverse Change at CBT. There shall not have occurred any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, capitalization, prospects, condition (financial or other), or results of operations of CBT and its subsidiaries, taken as a whole (other than changes, events, circumstances or developments that are the result of economic factors affecting the economy as a whole or that are the result of factors generally affecting the industry or specific markets in which CBT competes), except to the extent of the transactions contemplated under this Section 5.7 and by the CMGI Agreement.

     (g) Consent. 400 Minuteman Limited Partnership shall have consented to the satisfaction of the parties hereto to the assignment of the Lease, dated May 14, 1999, between 400 Minuteman Limited Partnership and NaviSite, as amended.

     (h) Consent of CMGI and NaviSite. CMGI and NaviSite shall have consented to the satisfactionof the parties hereto to the transactions contemplated by this Agreement.

     SECTION 5.8. Non-Solicitation. From the date of this Agreement until the earlier of (i) the Closing Date and (ii) the termination of this Agreement in accordance with Article VI hereof, HPFS will not, directly or indirectly, through any officer, director, agent, partner, employee or otherwise solicit, initiate or encourage submission, or any continued or renewed interest from any other person, of any proposal or offer from any person, group or entity relating to any acquisition of the Shares or the Note, will not participate in any negotiations or discussions regarding or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person to do or seek such acquisition or other transaction involving the Shares or the Note.

ARTICLE VI

                                       Termination

     SECTION  6.1.  Termination  by  Mutual  Consent.   This  Agreement  may  be
terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing by the written consent of each party hereto.

     SECTION 6.2. Termination by either HPFS or CBT. This Agreement may be terminated (upon written notice from the terminating party hereto to the other party hereto) and the transactions contemplated hereby may be abandoned by action of any party hereto, if (a) the Closing shall not have occurred on or prior to September 16, 2002, or (b) any Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign shall have issued a Legal Requirement or Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such Legal Requirement or Order shall have become final and nonappealable.

                                                             Page 41 of 86 Pages


     SECTION 6.3. Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article VI hereof, no party hereto or, its directors or officers or other controlling persons shall have any liability or further obligation to any other party hereto pursuant to this Agreement, except that Article VIII hereof shall survive termination of this Agreement and nothing herein will relieve any party hereto from liability for any breach of this Agreement occurring prior to such termination.

ARTICLE VII

                                 Indemnification

     SECTION 7.1. Indemnification by CBT. CBT shall indemnify HPFS and its representatives, stockholders, directors, officers and Affiliates in respect of, and hold them harmless against, any and all Damages arising, directly or indirectly, from or in connection with:

     (a) any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of CBT contained in this Agreement or any other agreement or instrument furnished by CBT to HPFS pursuant to this Agreement; and

     (b) any failure to perform any covenant or agreement of CBT contained in this Agreement or any agreement or instrument furnished by CBT to HPFS pursuant to this Agreement.

     SECTION 7.2. Indemnification by HPFS. HPFS shall indemnify CBT and its representatives, stockholders, directors, officers and Affiliates in respect of, and hold them harmless against, any and all Damages arising, directly or indirectly, from or in connection with:

     (a) any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of HPFS contained in this Agreement or any other agreement or instrument furnished by HPFS to CBT pursuant to this Agreement;

     (b) any failure to perform any covenant or agreement of HPFS in this Agreement or any agreement or instrument furnished by HPFS to CBT pursuant to this Agreement.

                                                             Page 42 of 86 Pages


SECTION 7.3.      Indemnification Claims.

     (a)  An  Indemnified   Party  shall  give  written   notification   to  the
Indemnifying Party of the commencement of any third party action ("Third Party Action"). Such notification shall be given within 20 days after receipt by the Indemnified Party of written notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall relieve the Indemnifying Party of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure. Within 20 days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided that (i) the Indemnifying Party may only assume control of such defense if (A) it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Damages for which the Indemnified Party shall be indemnified pursuant to this Article VII and (B) the ad damnum is less than or equal to the amount of Damages for which the Indemnifying Party is liable under this Article VII and
(ii) the Indemnifying Party may not assume control of the defense of Third Party Action involving criminal liability or in which equitable relief is sought against the Indemnified Party. If the Indemnifying Party does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified Party shall control such defense. The non-controlling party may participate in such defense at its own expense. The controlling party shall keep the non-controlling party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the non-controlling party with respect thereto. The non-controlling party shall furnish the controlling party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the controlling party in the defense of such Third Party Action. The fees and expenses of counsel to the Indemnified Party with respect to a Third Party
Action shall be considered Damages for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 7.3(a) or (ii) the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Action. The Indemnifying Party shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Indemnified Party shall not be required if the Indemnifying Party agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Indemnified Party from further liability and has no other adverse effect on the Indemnified Party. The Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

     (b) In order to seek indemnification under this Article VII, an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party.

                                                             Page 43 of 86 Pages


     (c) Within 20 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a Response, in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer, (ii) agree that the Indemnified Party is entitled to receive the agreed amount (in which case the Response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the agreed amount, by check or by wire transfer or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

     (d) During the 30-day period following the delivery of a Response that reflects a Dispute, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 30-day period, the Indemnifying Party and the Indemnified Party shall discuss in good faith the submission of the Dispute to binding arbitration, and if the Indemnifying Party and the Indemnified Party agree in writing to submit the Dispute to such arbitration, then the provisions of Section 7.3(e) shall become effective with respect to such Dispute. The provisions of this Section 7.3(d) shall not obligate the Indemnifying Party and the Indemnified Party to submit to arbitration or any other alternative dispute resolution procedure with respect to any Dispute, and in the absence of an agreement by the Indemnifying Party and the Indemnified Party to arbitrate a Dispute, such Dispute shall be resolved in a state or federal court sitting in the State of New York, in accordance with Section 8.10.

     (e) If, as set forth in Section 7.3(d), the Indemnified Party and the Indemnifying Party agree to submit any Dispute to binding arbitration, the arbitration shall be conducted by a single arbitrator (the "Arbitrator") in accordance with the Commercial Rules in effect from time to time and the following provisions:

     (i) In the event of any conflict between the Commercial Rules in effect from time to time and the provisions of this Agreement, the provisions of this Agreement shall prevail and be controlling.

     (ii) The parties shall commence the arbitration by jointly filing a written submission with the New York, New York office of the AAA in accordance with Commercial Rule 5 (or any successor provision).

     (iii) No depositions or other discovery shall be conducted in connection with the arbitration.

     (iv) Not later than 30 days after the conclusion of the arbitration hearing, the Arbitrator shall prepare and distribute to the parties a writing setting forth the arbitral award and the Arbitrator's reasons therefor. Any award rendered by the Arbitrator shall be final, conclusive and binding upon the parties, and judgment thereon may be entered and enforced in any court of competent jurisdiction (subject to Section 8.10), provided that the Arbitrator shall have no power or authority to grant injunctive relief, specific performance or other equitable relief.

     (v) The Arbitrator shall have no power or authority, under the Commercial Rules or otherwise, to (x) modify or disregard any provision of this Agreement, including the provisions of this Section 7.3(e), or (y) address or resolve any issue not submitted by the parties.

                                                             Page 44 of 86 Pages


     (vi) In connection with any arbitration proceeding pursuant to this Agreement, each party shall bear its own costs and expenses, except that the fees and costs of the AAA and the Arbitrator, the costs and expenses of obtaining the facility where the arbitration hearing is held, and such other costs and expenses as the Arbitrator may determine to be directly related to the conduct of the arbitration and appropriately borne jointly by the parties (which shall not include any party's attorneys' fees or costs, witness fees (if any), costs of investigation and similar expenses) shall be shared equally by the Indemnified Party and the Indemnifying Party.

     (f) Notwithstanding the other provisions of this Section 7.3, if a third party asserts (other than by means of a lawsuit) that an Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which such Indemnified Party may be entitled to indemnification pursuant to this Article VII, and such Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Indemnifying Party, (ii) such Indemnified Party may subsequently make a claim for indemnification in accordance with the provisions of this Article VII, and (iii) such Indemnified Party shall be reimbursed, in accordance with the provisions of this Article VII, for any such Damages for which it is entitled to indemnification pursuant to this Article VII (subject to the right of the Indemnifying Party to dispute the Indemnified Party's entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VII).

     SECTION 7.4. Survival of Representations and Warranties. All representations and warranties that are covered by the indemnification agreements in Section 7.1(a) and Section 7.2(a) shall (a) survive the Closing and (b) shall expire on the date two years following the Closing Date, except that (i) the representations and warranties set forth in Sections 3.1, 3.2, 4.1, 4.2, 4.7 and 4.8 shall survive the Closing without limitation and (ii) the representations and warranties set forth in Sections 4.14 and 4.25 shall survive until 30 days following expiration of all statutes of limitation applicable to the matters referred to therein. If an Indemnified Party delivers to an Indemnifying Party, before expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or an Expected Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify the Indemnifying Party. The rights to indemnification set forth in this Article VII shall not be affected by (i) any investigation conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by an Indemnified Party of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

                                                             Page 45 of 86 Pages


SECTION 7.5.      Limitations.

     (a) Notwithstanding anything to the contrary herein, (i) the aggregate liability of the Indemnifying Parties for Damages under Section 7.1(a) and 7.2(a) shall not exceed $10,000,000, and (ii) the Indemnifying Parties shall be liable for only that portion of the aggregate Damages under Section 7.1(a) or 7.2(a) for which they would otherwise be liable which exceeds $250,000.

     (b) Except with respect to claims based on fraud, after the Closing, the rights of the Indemnified Parties under this Article VII shall be the exclusive remedy of the Indemnified Parties with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement.

(c)      As used in this Agreement:

     "Claim Notice" shall mean written notification which contains (i) a description of the Damages incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VII for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

     "Claimed Amount" shall mean the amount of any Damages incurred or reasonably expected to be incurred by the Indemnified Party.

     "Damages" shall mean any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation), other than those costs and expenses of arbitration of a Dispute which are to be shared equally by the Indemnified Party and the Indemnifying Party as set forth in Section 7.3(e)(vi).

     "Dispute" shall mean the dispute resulting if the Indemnifying Party in a Response disputes its liability for all or part of the Claimed Amount.

     "Expected Claim Notice" shall mean a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, an Indemnified Party reasonably expects to incur Damages for which it is entitled to indemnification under Article VII.

     "Indemnified Party" shall mean a party entitled, or seeking to assert rights, to indemnification under Article VII.

                                                             Page 46 of 86 Pages


     "Indemnifying Party" shall mean the party from whom indemnification is sought by the Indemnified Party.

     "Response" shall mean a written response containing the information provided for in Section 7.3(c).

ARTICLE VIII

                      General Provisions; Other Agreements

     SECTION 8.1. Press Releases. Other than any required filings under the Exchange Act, none of the parties hereto will, without first obtaining the approval of the other, make any public announcement, directly or indirectly, regarding this Agreement, nor the nature of the transaction contemplated by this Agreement, to any person except as required by law or regulatory bodies and other than to the respective principals or other representatives of the Parties, each of whom shall be similarly bound by such confidentiality obligations. If any such press release or public announcement is so required by either party (except in the case of any disclosure required under the Federal securities laws to be made in a filing with the Securities and Exchange Commission), the disclosing party shall consult with the other parties prior to making such disclosure, and the parties shall use all reasonable efforts, acting in good faith, to agree upon a text for such disclosure which is satisfactory to each of the parties.

     SECTION 8.2. Expenses. Regardless of whether the transactions contemplated hereby are consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such costs and expenses.

     SECTION 8.3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of laws provisions thereof.

     SECTION 8.4. Headings. Article and Section headings used in this Agreement are for convenience only and shall not affect the meaning or construction of this Agreement.

     SECTION 8.5. Notices. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly given to any party hereto when delivered by hand, by messenger or by a nationally recognized overnight delivery company, when delivered by facsimile and confirmed by return facsimile, in each case to the applicable addresses set forth below:

(a)      if to CBT to:

                           ClearBlue Technologies, Inc.
                           100 First Street
                           Suite 2000
                           San Francisco, CA 94105; and

                                                             Page 47 of 86 Pages


                           with a copy to:

                           Guy N. Molinari, Esq.
                           Heller Ehrman White & McAuliffe LLP
                           120 West 45th Street
                           New York, NY  10036
                           Facsimile: (212) 763-7600

(b)      if to HPFS to:

                           Hewlett-Packard Financial Services Company
                           420 Mountain Avenue
                           Murray Hill, NJ  07974
                           Attn:  General Counsel
                           Facsimile: (908) 898-4117

                           with a copy to:

                           Hewlett-Packard Company
                           Attn: General Counsel
                           3000 Hanover Street
                           Palo Alto, CA  94304-1185

                           and

                           Sidley Austin Brown & Wood
                           787 Seventh Avenue
                           New York, NY 10019
                           Attn:  James Johnson
                           Facsimile: (212) 839-5599

     SECTION 8.6. Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, all the terms and provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

     SECTION 8.7. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, both written and oral, with respect to the subject matter hereof.

                                                            Pages 48 of 86 Pages


     SECTION 8.8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Signatures on this Agreement may be communicated by facsimile transmission and shall be binding upon the parties hereto so transmitting their signatures. Counterparts with original signatures shall be provided to the other parties hereto following the applicable facsimile transmission; provided that the failure to provide the original counterpart shall have no effect on the validity or the binding nature of this Agreement.

     SECTION 8.9. Amendment. Any term of this Agreement may be modified or amended only by an instrument in writing signed by each of the parties hereto.

     SECTION 8.10. Submission to Jurisdiction. Each Party (a) submits to the jurisdiction of any state or federal court sitting in the State of New York in any action or proceeding arising out of or relating to this Agreement (including any action or proceeding for the enforcement of any arbitral award made in connection with any arbitration of a Dispute hereunder), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement; provided in each case that, solely with respect to any arbitration of a Dispute, the Arbitrator shall resolve all threshold issues relating to the validity and applicability of the arbitration provisions of this Agreement, contract validity, applicability of statutes of limitations and issue preclusion, and such threshold issues shall not be heard or determined by such court. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 8.5, provided that nothing in this Section 8.10 shall affect the right of any Party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

     SECTION 8.11. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforced in accordance with its terms.

                                                             Page 49 of 86 Pages


     IN WITNESS WHEREOF, the parties hereto have caused this Note and Stock Purchase Agreement to be duly executed and delivered as of the date set forth above.


HEWLETT-PACKARD FINANCIAL
   SERVICES COMPANY


By:__/s/ Thomas G. Adams________
     Name:Thomas G. Adams
     Title:Chief Financial Officer



CLEARBLUE TECHNOLOGIES, INC.


By:____/s/ Arthur Becker_________
     Name:Arthur Becker
     Title:Vice President

                                                             Page 50 of 86 Pages


                                                        EXHIBIT D


                                                                 EXECUTION COPY

     NOTE AND STOCK PURCHASE AGREEMENT, dated as of September 11, 2002 (this "Agreement"), by and between CMGI, Inc. (the "Seller") and ClearBlue Technologies, Inc. ("CBT" or the "Purchaser").

     WHEREAS, the Seller has determined that it is in the best interests of the Seller and its stockholders to sell all of its equity and debt interests in NaviSite, Inc., a Delaware corporation (the "Company"), to the Purchaser; and

     WHEREAS, the parties hereto desire to consummate the transaction contemplated herein, pursuant to which (a) the Seller will transfer to the
Purchaser, or at the Purchaser's direction, a wholly-owned subsidiary, all shares, options, warrants and other rights to purchase shares, whether certificated or uncertificated (collectively, the "Shares") of Common Stock, par value $0.01 per share, of the Company owned by the Seller (including, without limitation, 71,029,391 shares in certificated form), (b) the Seller will transfer to the Purchaser, or at the Purchaser's direction, a wholly-owned subsidiary, the 12% Convertible Note issued to the Seller by the Company, representing $10.0 million aggregate principal amount plus all accrued interest thereon (the "Debt") and (c) the Purchaser will transfer to the Seller 131,579 shares of common stock (the "ClearBlue Shares"), par value $0.01 per share, of the Purchaser, representing 2% of the issued and outstanding equity securities of the Purchaser (after giving effect to (i) the transactions contemplated hereby and (ii) the issuance of shares of common stock of the Purchaser to Hewlett-Packard Financial Services Company ("HP") pursuant to that certain Note and Stock Purchase Agreement between HP and CBT (the "HP Agreement").

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto agree as follows:

                                    ARTICLE I

                           Exchange of Stock and Notes

     SECTION 1.1 Exchange. Subject to the terms and conditions of this Agreement, at the Closing, the Seller agrees to transfer to the Purchaser, or at the Purchaser's direction, to ClearBlue Technologies Equity, Inc. ("Equity") and ClearBlue Finance, Inc. ("Finance"), the Shares and the Debt, respectively, and the Purchaser agrees to transfer to the Seller the ClearBlue Shares.

                  SECTION 1.2   The Closing.

                  (a) The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Heller Ehrman White & McAuliffe LLP, 120 West 45th Street, New York, NY 10036, simultaneously with the execution of this Agreement (the "Closing Date").

                                                             Page 51 of 86 Pages


                  (b) Concurrently with the execution of this Agreement, the following shall occur:

      (i)      the Purchaser shall deliver to the Seller the ClearBlue Shares;

     (ii) the Seller shall deliver to the Purchaser, or pursuant to the Purchaser's instructions, to Equity, the stock certificates evidencing the Shares, together with fully executed stock powers;

     (iii) the Seller shall deliver to the Purchaser, or pursuant to the Purchaser's instructions, to Finance, the promissory note evidencing the Debt together with an appropriate allonge or other debt transfer instrument;

     (iv) HP shall have consented to the transfer of the Debt and each of the Seller and the Purchaser shall have waived Section 7.01(j) of the Note Purchase Agreement dated as of October 29, 2001 among the Company, HP and the Seller with respect to the transactions contemplated hereby;

     (v)  400  Minuteman  Limited   Partnership  shall  have  consented  to  the
satisfaction of the parties to the assignment of the Lease, dated May 14, 1999, between 400 Minuteman Limited Partnership and the Company, as amended;

     (vi) the Purchaser shall have received an opinion dated as of the date of this Agreement of Browne Rosedale & Lanouette LLP, counsel of the Seller, in the form acceptable to the Purchaser;

     (vii) the Seller shall have received an opinion dated as of the date of this Agreement of Heller Ehrman White & McAuliffe LLP, counsel to the Purchaser, in the form acceptable to the Seller;

     (viii) the Seller shall have used its best efforts to cause the Board of Directors of the Company to fill two of the vacancies on such Board by appointing Arthur Becker and Andy Ruhan as directors of the Company; and

     (ix) prior to the Closing, the transactions contemplated by the HP Agreement shall have been consummated.

                                                             Page 52 of 86 Pages


                                   ARTICLE II

                  Representations and Warranties of the Seller

     The Seller represents and warrants to the Purchaser that, except as set forth in the Disclosure Schedule prepared by the Seller and delivered to the Purchaser simultaneously with the execution of this Agreement (the "CMGI Disclosure Schedule"), the statements contained in this Article II are true and correct as of the date of this Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The CMGI Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. The disclosures in any section or subsection of the CMGI Disclosure Schedule shall qualify other sections and subsections in this Article II only to the extent it is clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. As used in this Agreement, a "CMGI Material Adverse Effect" shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, condition (financial or other), or results of operations of the Seller (other than changes, events, circumstances or developments that are the result of economic factors affecting the economy as a whole or that are the result of factors generally affecting the industry or specific markets in which the Seller competes). For the avoidance of doubt, the parties agree that the terms "material", "materially" or "materiality" as used in this Agreement with an initial lower case "m" shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to CMGI Material Adverse Effect.

     SECTION 2.1 Power and Authority; Enforceability. The Seller is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Seller has all requisite capacity, power and authority to execute, deliver and perform this Agreement. This
Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     SECTION 2.2 Ownership; Transferability. The Seller is the legal and beneficial owner of the Shares and the Debt, free and clear of any security interest, mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge against or interest in property to secure payment of a debt or performance of an obligation or other priority or preferential arrangement of any kind or nature whatsoever (each, an "Encumbrance"), and there are no restrictions on transfer of the Shares or the Debt to the Purchaser, or at the Purchaser's direction, to Equity and Finance, respectively, pursuant to the terms of this Agreement. There are no voting trusts, voting agreements, proxies or other agreements, instruments or understandings with respect to the voting of the Shares being sold by the Seller to the Purchaser to which the Seller is a party. Other than this Agreement, there are no options, warrants, or purchase, subscription, call, conversion, exchange or other contracts or instruments obligating the Seller to sell, exchange, or otherwise deliver, or to purchase, acquire or otherwise receive, securities of the Company.

                                                             Page 53 of 86 Pages


     SECTION 2.3 Consents and Approvals. Subject to the accuracy of the representations and warranties made by the Purchaser in Article IV hereof, to the knowledge of Seller, neither the execution, delivery and performance of this Agreement by the Seller, nor the consummation by the Seller of any transaction related hereto will require any consent, approval, order or authorization of, filing, registration, declaration or taking of any other action with, or notice to, any person, other than such consents, approvals, filings or actions (a) as may be required under the Federal securities laws which have or will be made or
(b) which have already been obtained.

     SECTION 2.4 Conflicts. The execution and delivery by the Seller of this Agreement and any ancillary contracts, agreements or other documents that are to be entered into in connection with the transactions contemplated hereby to which it is or will be a party do not, and the consummation of the transactions contemplated by this Agreement (the "Contemplated Transactions") do not,
(a)conflict with, or result in any violation or breach of any provision of the certificate of incorporation or by-laws of the Seller, (b)result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Seller is a party or by which it or any of its properties or assets may be bound, or (c)conflict or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation of any government, governmental instrumentality or court, domestic or foreign, applicable to the Seller or any of its properties or assets, except in the case of (b)and (c)for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not, individually or in the aggregate, materially and adversely affect the Shares and the Debt being conveyed by the Seller to the Purchaser, or at the Purchaser's direction, to Equity and Finance, respectively, hereunder.

     SECTION 2.5 Litigation. There are no actions, suits, proceedings, orders, investigations or claims pending or, to the knowledge of the Seller, threatened against or affecting the Seller, at law or in equity, before any court, arbitration panel, tribunal or governmental commission, bureau, agency or instrumentality which seeks to enjoin or restrain, or could have the effect of delaying, the consummation of the transactions contemplated by this Agreement. The Seller has no actual knowledge of any material actions, suits, proceedings, orders, investigations or claims pending or threatened against or affecting the Company, at law or in equity, before any court, arbitration panel, tribunal or governmental commission, bureau, agency or instrumentality except as publicly disclosed in the Company's filings with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                                                             Page 54 of 86 Pages


     SECTION 2.6 Company Liabilities. The Seller has no actual knowledge of any undisclosed liabilities of the Company, whether material, contingent or otherwise except (a) those not reasonably required to be disclosed under generally accepted accounting principles or (b) those occurring in the ordinary course of business.

     SECTION 2.7 Company Default. The Seller does not have any actual knowledge of a default under any agreement or contract between the Seller and the Company.


                                   ARTICLE III

                 Representations and Warranties of the Purchaser

     The Purchaser represents and warrants to the Seller that, except as set forth in the Disclosure Schedule prepared by the Purchaser and delivered to the Seller simultaneously with the execution of this Agreement (the "CBT Disclosure Schedule"), the statements contained in this Article III are true and correct as of the date of this Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The CBT Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article III. The disclosures in any section or subsection of the CBT Disclosure Schedule shall qualify other sections and subsections in this Article III only to the extent it is clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. As used in this Agreement, a "CBT Material Adverse Effect" shall mean any material adverse change, event, circumstance or development with respect to, or material adverse effect on, the business, assets, liabilities, condition (financial or other), or results of operations of the Purchaser and the Subsidiaries, taken as a whole (other than changes, events, circumstances or developments that are the result of economic factors affecting the economy as a whole or that are the result of factors generally affecting the industry or specific markets in which the Purchaser competes). For the avoidance of doubt, the parties agree that the terms "material", "materially" or "materiality" as used in this Agreement with an initial lower case "m" shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to CBT Material Adverse Effect.

     SECTION 3.1 Existence; Power and Authority. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. The Purchaser has the requisite corporate power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by it of the transactions contemplated hereby (the "Contemplated Transactions") have been duly authorized by the Board of Directors of the Purchaser, and no other corporate action on the part of the Purchaser is necessary to authorize the execution and delivery by the Purchaser of this Agreement or the consummation by it of the Contemplated Transactions. No vote of, or consent by, the holders of any class or series of capital stock issued by the Purchaser is necessary to authorize the consummation of the Contemplated Transactions. This Agreement has been duly executed and delivered and, upon execution by the Seller, will constitute a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

                                                             Page 55 of 86 Pages


     SECTION 3.2 Ownership; Transferability. The ClearBlue Shares have been duly authorized and when issued, will be duly and validly issued, fully paid and non-assessable.

     SECTION 3.3   RESERVED.

     SECTION 3.4   RESERVED.

     SECTION 3.5   RESERVED.

     SECTION 3.6   No Conflict.

     (a)  Neither  the  execution  and  delivery  of  this   Agreement  nor  the
consummation or performance of any of the Contemplated Transactions will (with or without notice or lapse of time):

     (i) contravene, conflict with, or result in a violation of any provision of the Certificate of Incorporation or bylaws of the Purchaser;

     (ii) contravene, conflict with, or result in a violation of any federal, state, local, or other administrative order, constitution, law, ordinance, principle of common law, regulation or statute ("Legal Requirement"), or any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other governmental body or by any arbitrator (an "Order") to which the Purchaser, or any of the assets owned or used by the Purchaser, may be subject;

     (iii) contravene, conflict with, or result in a violation or breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any material contract or agreement of the Purchaser; or

     (iv) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Purchaser.

     (b) The Purchaser is not nor will it be required to give any notice to or obtain any consent from any person or governmental entity in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

                                                             Page 56 of 86 Pages


                  SECTION 3.7   Capitalization.

     (a) The authorized capital stock of the Purchaser consists of (i) 10,000,000 shares of common stock, par value $0.01 (the "Common Shares"), of which 5,000,000 shares are issued and outstanding and (ii) 10,000,000 Preferred Shares, par value $0.01, none of which are issued and outstanding. Prior to the Closing Date, 1,447,368 additional Common Shares will have been issued to HP.

     (b) Section 3.7 of the CBT Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of the holders of capital stock of the Purchaser, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder. Section 3.7 of the CBT Disclosure Schedule also indicates all outstanding Common Shares that constitute restricted stock or that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Purchaser. All of the issued and outstanding shares of capital stock of the Purchaser have been duly authorized and validly issued and are fully paid and nonassessable. All of the issued and outstanding shares of capital stock of the Purchaser have been offered, issued and sold by the Purchaser in compliance with all applicable federal and state securities laws.

     (c) Section 3.7 of the CBT Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement of: (i) all stock option plans or other stock or equity-related plans of the Purchaser (the "CBT Stock Plans"), indicating for each CBT Stock Plan the number of Common Shares issued to date under such Plan, the number of Common Shares subject to outstanding options under such Plan and the number of Common Shares reserved for future issuance under such Plan; (ii) all holders of outstanding options to acquire Common Shares, indicating with respect to each option the CBT Stock Plan under which it was granted, the number of Common Shares subject to such option, the exercise price, the date of grant, and the vesting schedule (including any acceleration provisions with respect thereto); and (iii) all holders of outstanding warrants to acquire Common Shares, indicating with respect to each warrant the agreement or other document under which it was granted, the number of shares of capital stock, and the class or series of such shares, subject to such warrant, the exercise price, the date of issuance and the expiration date thereof. All of the shares of capital stock of the Purchaser subject to options and warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid and nonassessable.

     (d) Except as set forth in Section 3.7 of the CBT Disclosure Schedule, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Purchaser is authorized or outstanding, (ii) the Purchaser has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Purchaser, (iii) the Purchaser has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Purchaser.

                                                             Page 57 of 86 Pages


     (e) Except as set forth in Section 3.7 of the CBT Disclosure Schedule, there is no agreement, written or oral, between the Purchaser and any holder of its securities, or, to the best of the Purchaser's knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or "drag-along" rights), registration under the Act, or voting, of the capital stock of the Purchaser.

                  SECTION 3.8   Subsidiaries.

     (a) Section 3.8 of the CBT Disclosure Schedule sets forth: (i) the name of each Subsidiary; (ii) the number and type of outstanding equity securities of each Subsidiary and a list of the holders thereof; (iii) the jurisdiction of organization of each Subsidiary; (iv) the names of the officers and directors of each Subsidiary; and (v) the jurisdictions in which each Subsidiary is qualified or holds licenses to do business as a foreign corporation or other entity.

     (b) Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a CBT Material Adverse Effect. Each Subsidiary has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. No Subsidiary is in default under or in violation of any provision of its charter or by-laws. All of the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid and nonassessable. All shares of each Subsidiary that are held of record or owned beneficially by either the Purchaser or any Subsidiary are held or owned free and clear of any restrictions on transfer (other than restrictions under the Act and state securities laws), claims, Encumbrances, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Purchaser or any Subsidiary is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary. There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary.

     (c) The Purchaser does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity which is not a Subsidiary.

     (d) "Subsidiary" shall mean any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which the Purchaser (or another Subsidiary) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

                                                             Page 58 of 86 Pages


     SECTION 3.9 Financial Statements. Section 3.9 of the CBT Disclosure Schedule contains: (a) unaudited consolidated balance sheets of the Purchaser and the Subsidiaries as at December 31, 2001 and the related unaudited consolidated statements of income, changes in stockholders' equity, and cash flow for the fiscal year then ended, and (b) an unaudited consolidated balance sheet of the Purchaser and the Subsidiaries as at June 30, 2002 (the "Interim Balance Sheet") and the related unaudited consolidated statements of income, changes in stockholders' equity, and cash flow for the six months then ended, including in each case the notes thereto. Such financial statements and notes fairly present the financial condition and the results of operations, changes in stockholders' equity, and cash flow of the Purchaser and the Subsidiaries as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (that, if presented, would not differ materially from those included in the Interim Balance Sheet); the financial statements referred to in this Section 3.9 reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any person other than the Purchaser and the Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Purchaser.

     SECTION 3.10 Books and Records. The books of account, minute books, stock record books, and other records of the Purchaser and the Subsidiaries are complete and correct. The minute books of the Purchaser and the Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Boards of Directors, and committees of the Boards of Directors of the Purchaser and the Subsidiaries, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.

     SECTION 3.11 Title to Properties; Encumbrances. Section 3.11 of the CBT Disclosure Schedule contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by the Purchaser and the Subsidiaries. The Purchaser and the Subsidiaries own (with good and marketable title in the case of real property, subject only to the matters permitted by the following sentence) all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that they purport to own, including all of the properties and assets reflected in the Interim Balance Sheet (except for assets held under capitalized leases disclosed to the Seller and personal property sold since the date of the Interim Balance Sheet, as the case may be, in the ordinary course of business), and all of the properties and assets purchased or otherwise acquired by the Purchaser and the Subsidiaries since the date of the Interim Balance Sheet (except for personal property acquired and sold since the date of the Interim Balance Sheet in the ordinary course of business and consistent with past practice). All material properties and assets reflected in the Balance Sheet and the Interim Balance Sheet are free and clear of all Encumbrances and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (a) mortgages or security interests shown on the Interim Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Interim Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current taxes not yet due, and (d) with respect to real property, (i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of the Purchaser or the Subsidiaries, and
(ii) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

                                                             Page 59 of 86 Pages


     SECTION 3.12 Absence of Certain Changes. Since June 30, 2002, there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a CBT Material Adverse Effect.

     SECTION  3.13  Undisclosed  Liabilities.  Neither  the  Purchaser  nor  the
Subsidiaries has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the Interim Balance Sheet, (b) liabilities which have arisen since June 30, 2002 in the ordinary course of business, (c) contractual and other liabilities that would not reasonably be required by GAAP to be reflected on a balance sheet and (d) liabilities incurred after June 30, 2002 in the ordinary course of business and which are not material in amount.

                  SECTION 3.14   Tax Matters.

     (a) Each of the Purchaser and the Subsidiaries has filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were complete and accurate and disclose all Taxes required to be paid by the Purchaser and each Subsidiary. Neither the Purchaser nor any Subsidiary is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only the Purchaser and the Subsidiaries are or were members. Each Affiliated Group has filed all Tax Returns that it was required to file with respect to any Affiliated Period, and all such Tax Returns were complete and accurate and disclose all Taxes required to be paid by the Purchaser and each Subsidiary. Each of the Purchaser and the Subsidiaries has paid on a timely basis all Taxes that were due and payable and each member of an Affiliated Group has paid all Taxes that were due and payable with respect to all Affiliated Periods. The unpaid Taxes of the Purchaser and the Subsidiaries for tax periods through June 30, 2002 do not exceed the accruals and reserves for Taxes
(excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Interim Balance Sheet. Neither the Purchaser nor any Subsidiary has any actual or potential liability for any Tax obligation of any taxpayer (including any affiliated group of corporations or other entities that included the Purchaser or any Subsidiary during a prior period) other than the Purchaser and the Subsidiaries. All Taxes that the Purchaser or any Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. All Taxes (whether or not shown on any Tax Return) owed by any of the Purchaser and any Affiliated Group have been timely paid.

                                                             Page 60 of 86 Pages


     (b) All deficiencies assessed against the Purchaser, any Subsidiary or any Affiliated Group have been paid in full. The federal income Tax Returns of the Purchaser and each Subsidiary and each member of an Affiliated Group have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in
Section 3.9(b) of the CBT Disclosure Schedule. No examination or audit of any Tax Return of the Purchaser or any Subsidiary or any member of an Affiliated Group with respect to an Affiliated Period by any Governmental Entity is currently in progress or, to the knowledge of the Purchaser, threatened or contemplated. Neither the Purchaser nor any Subsidiary nor any member of an Affiliated Group has been informed by any jurisdiction that the jurisdiction believes that the Purchaser or any Subsidiary or any member of an Affiliated Group was required to file any Tax Return that was not filed. Neither the Purchaser nor any Subsidiary nor any member of an Affiliated Group has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

     c) Neither the Purchaser nor any Subsidiary: (i) is a "consenting corporation" within the meaning of Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"), and none of the assets of the Purchaser or the Subsidiaries are subject to an election under Section 341(f) of the Code; (ii) has been a United States real property holding corporation within the meaning of
Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code; or (iii) has any actual or potential liability for any Taxes of any person (other than the Purchaser and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local, or foreign law), or as a transferee or successor, by contract, or otherwise.

     (d) None of the assets of the Purchaser or any Subsidiary: (i) is "tax-exempt use property" within the meaning of Section 168(h) of the Code; or
(ii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

     (e) Neither the Purchaser nor any Subsidiary has undergone a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481 of the Code.

     (f) Except as set forth on Section 3.14 of the CBT Disclosure Schedule, as a direct or indirect result of the transactions contemplated by this Agreement, no payment or other benefit by the Purchaser, and no acceleration of the vesting of any options, payments or other benefits by the Purchaser will be (or under
Section 280G of the Code and the Treasury Regulations  thereunder be presumed to
be) a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder, without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future.

                                                             Page 61 of 86 Pages


    (g)      As used in this Agreement:

     "Affiliated Group" shall mean a group of corporations with which the Purchaser or a Subsidiary has filed (or was required to file) consolidated, combined, unitary or similar Tax Returns.

     "Affiliated Period" shall mean any period in which the Purchaser or a Subsidiary was a member of an Affiliated Group.

     "Taxes" shall mean all taxes, charges, fees, levies or other similar assessments or liabilities, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

     "Tax Returns" shall mean all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

                  SECTION 3.15   Assets.

     (a) The Purchaser or the applicable Subsidiary is the true and lawful owner, and has good title to, all of the assets (tangible or intangible) purported to be owned by the Purchaser or the Subsidiaries, free and clear of all Encumbrances. Each of the Purchaser and the Subsidiaries owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted and as presently proposed to be conducted. Each such tangible asset is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

     (b) Section 3.15(b) of the CBT Disclosure Schedule lists individually (i) all fixed assets (within the meaning of GAAP) of the Purchaser or the Subsidiaries having a book value greater than $100,000, indicating the cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of June 30, 2002, and (ii) all other assets of a tangible nature (other than inventories) of the Purchaser or the Subsidiaries whose book value exceeds $100,000.

                                                             Page 62 of 86 Pages


     (c) All assets of the Purchaser and each of its Subsidiaries that were acquired by the Purchaser or such Subsidiary from an affiliate of the Purchaser were acquired for fair value in arms-length transactions.

     SECTION 3.16 Owned Real Property. Neither the Purchaser nor any of its Subsidiaries currently owns, or has owned in the past, any real property.

     SECTION 3.17 Real Property Leases. Section 3.17 of the CBT Disclosure Schedule lists all leases or subleases pursuant to which the Purchaser or a Subsidiary leases or subleases from another party any real property (the "Leases") and lists the term of such Lease, any extension and expansion options, and the rent payable thereunder.

         With respect to each Lease:

     (a) such Lease is legal, valid, binding, enforceable and in full force and effect;

     (b) such Lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

     (c) neither the Purchaser nor any Subsidiary, to either's knowledge, nor, to the knowledge of the Purchaser, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the knowledge of the Purchaser, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Purchaser or any Subsidiary or, to the knowledge of the Purchaser, any other party under such Lease;

     (d) to each of the Purchaser's and any Subsidiary's knowledge, there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

     (e) neither the Purchaser nor any Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold;

     (f) to the knowledge of the Purchaser, all facilities leased or subleased thereunder are supplied with utilities and other services adequate for the operation of said facilities; and

     (g) the Purchaser is not aware of any Encumbrance, easement, covenant or other restriction applicable to the real property subject to such lease which would reasonably be expected to materially impair the current uses or the occupancy by the Purchaser or a Subsidiary of the property subject thereto.

                                                             Page 63 of 86 Pages


                  SECTION 3.18   Intellectual Property.

     (a) Section 3.18(a) of CBT Disclosure Schedule lists (i) each patent, patent application, copyright registration or application therefor, mask work registration or application therefor, and trademark, service mark and domain name registration or application therefor of the Purchaser or any Subsidiary and
(ii) each Customer Deliverable of the Purchaser or any Subsidiary.

     (b) Each of the Purchaser and the Subsidiaries owns or possesses sufficient legal rights to use all Intellectual Property necessary (i) to use, manufacture, have manufactured, market and distribute the Customer Deliverables and (ii) to operate the Internal Systems, without any known conflict with, or infringement of, the rights of others. The Purchaser or the appropriate Subsidiary has taken all reasonable measures to protect the proprietary nature of each item of CBT Intellectual Property, and to maintain in confidence all trade secrets and confidential information, that it owns or uses. To the knowledge of the Purchaser, no other person or entity has any rights to any of the CBT
Intellectual Property owned by the Purchaser or the Subsidiaries (except pursuant to agreements or licenses specified in Section 3.18(b) of the CBT Disclosure Schedule), and, to the knowledge of the Purchaser, no other person or entity is infringing, violating or misappropriating any of the CBT Intellectual Property.

     (c) To the knowledge of the Purchaser, none of the Customer Deliverables, or the marketing, distribution, provision or use thereof, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any person or entity. To the knowledge of the Purchaser, none of the Internal Systems, or the use thereof, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any person or entity.
Section 3.18(c) of the CBT Disclosure Schedule lists any complaint, claim or notice, or written threat thereof, received by the Purchaser or any Subsidiary alleging any such infringement, violation or misappropriation.

     (d) Section 3.18(d) of the CBT Disclosure Schedule identifies each license or other agreement pursuant to which the Purchaser or a Subsidiary has licensed, distributed or otherwise granted any rights to any third party with respect to, any CBT Intellectual Property. Except as described in Section 3.18(d) of the CBT Disclosure Schedule, neither the Purchaser nor any Subsidiary has agreed to indemnify any person or entity against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Customer Deliverables.

     (e) Section 3.18(e) of the CBT Disclosure Schedule identifies each item of CBT Intellectual Property that is owned by a party other than the Purchaser or a Subsidiary, and the license or agreement pursuant to which the Purchaser or a Subsidiary uses it (excluding off-the-shelf software programs licensed by the Purchaser pursuant to "shrink wrap" licenses).

                                                             Page 64 of 86 Pages


     (f) Neither the Purchaser nor any Subsidiary has disclosed the source code for the Software or other confidential information constituting, embodied in or pertaining to the Software to any person or entity, except pursuant to the agreements listed in Section 3.18(f) of the CBT Disclosure Schedule, and the Purchaser has taken reasonable measure to prevent disclosure of such source code.

     (g) All of the copyrightable materials (including Software) incorporated in or bundled with the Customer Deliverables have been created by employees of the Purchaser or a Subsidiary within the scope of their employment by the Purchaser or a Subsidiary or by independent contractors of the Purchaser or a Subsidiary who have executed agreements expressly assigning all right, title and interest in such copyrightable materials to the Purchaser or a Subsidiary. No portion of such copyrightable materials was jointly developed with any third party.

     (h) The Customer Deliverables and the Internal Systems are free from significant defects or programming errors and conform in all material respects to the written documentation and specifications therefore.

     (i)      As used in this Agreement:

     "CBT Intellectual Property" shall mean the Intellectual Property owned by or licensed to the Purchaser or a Subsidiary and covering, incorporated in, underlying or used in connection with the Customer Deliverables or the Internal Systems.

     "Customer Deliverables" shall mean (a) the products that the Purchaser or any Subsidiary (i) currently manufactures, markets, sells or licenses, or (ii) has manufactured, marketed, sold or licensed within the previous year, or (iii) currently plans to manufacture, market, sell or license in the future and (b) the services that the Purchaser or any Subsidiary (i) currently provides, or
(ii) has provided within the previous year, or (iii) currently plans to provide in the future.

                  "Intellectual Property" shall mean all:

     (a) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, reexamination, utility model, certificate of invention and design patents, patent applications, registrations and applications for registrations;

     (b) trademarks,  service marks, trade dress,  Internet domain names, logos,
trade  names  and  corporate  names  and   registrations  and  applications  for
registration thereof;

     (c) copyrights and registrations and applications for registration thereof;

     (d) mask works and registrations and applications for registration thereof;

     (e) computer software, data and documentation;

                                                             Page 65 of 86 Pages


     (f) inventions, trade secrets and confidential business information, whether patentable or nonpatentable and whether or not reduced to practice, know-how, manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information;

     (g) other proprietary rights relating to any of the foregoing (including remedies against infringements thereof and rights of protection of interest therein under the laws of all jurisdictions); and

     (h)      copies and tangible embodiments thereof.

     "Internal Systems" shall mean the internal systems of the Purchaser or any Subsidiary that are used in its business or operations, including computer hardware systems, software applications and embedded systems.

     "Software" shall mean any of the software owned by the Purchaser or a Subsidiary.

     SECTION 3.19 Inventory. All inventory of the Purchaser and the Subsidiaries, whether or not reflected on the Interim Balance Sheet, consists of a quality and quantity usable and saleable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the Interim Balance Sheet. All inventories not written-off have been priced at the lower of cost or market. The quantities of each type of inventory, whether raw materials, work-in-process or finished goods, are not excessive in the present circumstances of the Purchaser and the Subsidiaries.

                  SECTION 3.20   Contracts.

     (a) Section 3.20 of the CBT Disclosure Schedule lists the following agreements (written or oral) to which the Purchaser or any Subsidiary is a party as of the date of this Agreement:

     (i) any agreement (or group of related agreements) for the lease of personal property from or to third parties providing for lease payments in excess of $100,000 per annum or having a remaining term longer than 12 months;

     (ii) any agreement (or group of related agreements) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $100,000, or (C) in which the Purchaser or any Subsidiary has granted manufacturing rights, "most favored nation" pricing provisions or marketing or distribution rights relating to any products or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

                                                             Page 66 of 86 Pages


                           (iii)  any agreement concerning the establishment or
 operation of a partnership, joint venture or limited liability company;

     (iv) any agreement (or group of related agreements) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) indebtedness (including capitalized lease obligations) involving more than $100,000 or under which it has imposed (or may impose) an Encumbrance on any of its assets, tangible or intangible;

     (v) any agreement for the disposition of any significant portion of the assets or business of the Purchaser or any Subsidiary (other than sales of products in the ordinary course of business) or any agreement for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the ordinary course of business);

                           (vi)  any agreement concerning noncompetition;

                           (vii)  any employment or consulting agreement;

                           (viii) any agreement involving any current or former
                                  officer, director or stockholder of the
                                  Purchaser or an Affiliate (as defined in Rule 12b-2 under the Exchange Act) thereof;

                           (ix) any agreement under which the consequences of a default or termination would reasonably be expected to have a CBT Material Adverse Effect;

                           (x) any agreement which contains any provisions requiring the Purchaser or any Subsidiary to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale or license of products entered into in the ordinary course of business); and

                           (xi) any other agreement (or group of related agreements) either involving more than $100,000 or not entered into in the ordinary course of business.

     (b) With respect to each agreement listed in Section 3.17, Section 3.18 and
Section 3.20 of the CBT Disclosure Schedule: (i) the agreement is legal, valid, binding and enforceable and in full force and effect; (ii) the agreement will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither the Purchaser nor any Subsidiary nor, to the knowledge of the Purchaser, any other party, is in breach or violation of, or default under, any such agreement, and no event has occurred, is pending or, to the knowledge of the Purchaser, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Purchaser or any Subsidiary or, to the knowledge of the Purchaser, any other party under such agreement.

                                                             Page 67 of 86 Pages


     SECTION 3.21 Accounts Receivable. All accounts receivable of the Purchaser and the Subsidiaries reflected on the Interim Balance Sheet (other than those paid since such date) are valid receivables subject to no setoffs or counterclaims and are current and collectible (within 90 days after the date on which it first became due and payable), net of the applicable reserve for bad debts on the Interim Balance Sheet. A complete and accurate list of the accounts receivable reflected on the Interim Balance Sheet, showing the aging thereof, is included in Section 3.21 of the CBT Disclosure Schedule. All accounts receivable of the Purchaser and the Subsidiaries that have arisen since June 30, 2002 are valid receivables subject to no setoffs or counterclaims and are collectible (within 90 days after the date on which it first became due and payable), net of a reserve for bad debts in an amount proportionate to the reserve shown on the Interim Balance Sheet. Neither the Purchaser nor any Subsidiary has received any written notice from an account debtor stating that any account receivable in an amount in excess of $100,000 is subject to any contest, claim or setoff by such account debtor.

     SECTION 3.22   Powers of Attorney.  There are no outstanding
                                 powers of attorney executed on behalf of the Purchaser or any Subsidiary.

     SECTION 3.23 Insurance. Section 3.23 of the CBT Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Purchaser or any Subsidiary is a party, all of which are in full force and effect. Such insurance policies are of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Purchaser and the Subsidiaries. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, neither the Purchaser nor any Subsidiary may be liable for retroactive premiums or similar payments, and the Purchaser and the Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. the Purchaser has no knowledge of any threatened termination of, or premium increase with respect to, any such policy. Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

     SECTION 3.24 Litigation. Except as disclosed in Section 3.24 of the CBT Disclosure Schedule, there is no action, suit, proceeding, claim, arbitration or investigation before any governmental entity or before any arbitrator (a "Legal Proceeding") which is pending or has been threatened in writing against the Purchaser or any Subsidiary which (a) seeks either damages in excess of $100,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. There are no judgments, orders or decrees outstanding against the Purchaser or any Subsidiary.

     SECTION 3.25 Warranties. No product or service manufactured, sold, leased, licensed or delivered by the Purchaser or any Subsidiary is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than (i) the applicable standard terms and conditions of sale or lease of the Purchaser or the appropriate Subsidiary, which are set forth in Section3.25 of the CBT Disclosure Schedule and (ii) manufacturers' warranties for which neither the Purchaser nor any Subsidiary has any liability. Section 3.25 of the CBT Disclosure Schedule sets forth the aggregate expenses incurred by the Purchaser and the Subsidiaries in fulfilling their obligations under their guaranty, warranty, right of return and indemnity provisions during the fiscal year and the interim period covered by the Financial Statements; and the Purchaser does not know of any reason why such expenses should significantly increase as a percentage of sales in the future.

                                                             Page 68 of 86 Pages


                  SECTION 3.26   Employees.

     (a) Section 3.26 of the CBT Disclosure Schedule contains a list of all employees of the Purchaser and each Subsidiary whose annual rate of compensation exceeds $100,000 per year, along with the position and the annual rate of compensation of each such person. Each current or past employee of the Purchaser or any Subsidiary has entered into a confidentiality agreement with the Purchaser or such Subsidiary. Section 3.26 of the CBT Disclosure Schedule contains a list of all employees of the Purchaser or any Subsidiary who are a party to a non-competition agreement with the Purchaser or any Subsidiary. All of the agreements referenced in the two preceding sentences will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. Section 3.26 of the CBT Disclosure Schedule contains a list of all employees of the Purchaser or any Subsidiary who are not citizens of the United States. To the knowledge of the Purchaser, no key employee or group of employees has any plans to terminate employment with the Purchaser or any Subsidiary.

     (b) Neither the Purchaser nor any Subsidiary is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Purchaser has no knowledge of any organizational effort made or threatened, either currently or within the past year, by or on behalf of any labor union with respect to employees of the Purchaser or any Subsidiary.


                  SECTION 3.27   Employee Benefits.

     (a) Section 3.27(a) of the CBT Disclosure Schedule contains a complete and accurate list of all CBT
              Plans.

     (b) Each CBT Plan has been administered in all material respects in accordance with its terms and each of the Purchaser, the Subsidiaries and the ERISA Affiliates has in all material respects met its obligations with respect to each CBT Plan and has made all required contributions thereto. The Purchaser, each Subsidiary, each ERISA Affiliate and each CBT Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code and the regulations thereunder (including Section 4980 B of the Code, Subtitle K, Chapter 100 of the Code and Sections 601 through 608 and Section 701 et seq. of ERISA). All filings and reports as to each CBT Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been duly submitted. No CBT Plan has assets that include securities issued by the Purchaser or any ERISA Affiliate.

                                                             Page 69 of 86 Pages


     (c) There are no Legal Proceedings (except claims for benefits payable in the normal operation of the CBT Plans and proceedings with respect to qualified domestic relations orders) against or involving any CBT Plan or asserting any rights or claims to benefits under any CBT Plan that could give rise to any material liability.

     (d) All the CBT Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such CBT Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such CBT Plan has been amended since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost. Each CBT Plan which is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of
Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date.

     (e) Neither the Purchaser, any Subsidiary, nor any ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.

     (f) At no time has the Purchaser, any Subsidiary or any ERISA Affiliate been obligated to contribute to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA).

     (g) There are no unfunded obligations under any CBT Plan providing benefits after termination of employment to any employee of the Purchaser or any Subsidiary (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code or other applicable law and insurance conversion privileges under state law. The assets of each CBT Plan which is funded are reported at their fair market value on the books and records of such CBT Plan.

     (h) No act or omission has occurred and no condition exists with respect to any CBT Plan that would subject the Purchaser, any Subsidiary or any ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any CBT Plan.

     (i) No CBT Plan is funded by, associated with or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code.

                                                             Page 70 of 86 Pages


     (j) Each CBT Plan is amendable and terminable unilaterally by the Purchaser at any time without liability or expense to the Purchaser or such CBT Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no CBT Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Purchaser from amending or terminating any such CBT Plan. (k) Section 3.27(k) of the CBT Disclosure Schedule sets forth the policy of the Purchaser and any Subsidiary with respect to accrued vacation, accrued sick time and earned time off and the amount of such liabilities as of June 30, 2002.

                  (l)      As used in this Agreement:

                  "CBT Plan" shall mean any Employee Benefit Plan maintained, or contributed to, by the Purchaser, any Subsidiary or any ERISA Affiliate.

     "Employee Benefit Plan" shall mean any "employee pension benefit plan" (as defined in Section 3(2) of ERISA), any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" shall mean any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Purchaser or a Subsidiary.

                  SECTION 3.28   Environmental Matters.

     (a) Each of the Purchaser and the Subsidiaries has complied with all applicable Environmental Laws. There is no pending or, to the knowledge of the Purchaser, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any Governmental Entity, relating to any Environmental Law involving the Purchaser or any Subsidiary.

     (b) Neither the Purchaser nor any Subsidiary has any liabilities or obligations arising from the release of any Materials of Environmental Concern into the environment.

     (c) Neither the Purchaser nor any Subsidiary is a party to or bound by any court order, administrative order, consent order or other agreement between the Purchaser and any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

                                                             Page 71 of 86 Pages


     (d) Set forth in Section 3.28(d) of the CBT Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Purchaser or a Subsidiary (whether conducted by or on behalf of the Purchaser or a Subsidiary or a third party, and whether done at the initiative of the Purchaser or a Subsidiary or directed by a Governmental Entity or other third party) which the Purchaser has possession of or access to.

     (e) The Purchaser is not aware of any material environmental liability of any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Purchaser or any Subsidiary.

                  (f)      As used in this Agreement:

     "CERCLA" shall mean the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

     "Governmental  Entity"  shall  mean  any  court,   arbitrational  tribunal,
administrative   agency  or  commission  or  other  governmental  or  regulatory authority or agency.

     "Environmental Law" shall mean any federal, state or local law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other persons. As used above, the term "release" shall have the meaning set forth in CERCLA.

     "Materials of Environmental Concern" shall mean any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any law, statute, rule, regulation, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

                                                             Page 72 of 86 Pages


     SECTION 3.29 Legal Compliance. Each of the Purchaser and the Subsidiaries is currently conducting, and have at all times since August 1, 2001 conducted, their respective businesses in compliance with each applicable law (including rules and regulations thereunder) of any federal, state, local or foreign government, or any Governmental Entity, except for any violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a CBT Material Adverse Effect. Neither the Purchaser nor any Subsidiary has received any notice or communication from any Governmental Entity alleging noncompliance with any applicable law, rule or regulation.

     SECTION 3.30 Customers and Suppliers. Section 3.30 of the CBT Disclosure Schedule sets forth a list of (a) each customer that accounted for more than 10% of the consolidated revenues of the Purchaser during the last full fiscal year or the interim period through June 30, 2002 and the amount of revenues accounted for by such customer during each such period and (b) each supplier that is the sole supplier of any significant product or service to the Purchaser or a Subsidiary. To the knowledge of the Purchaser, no such customer or supplier has indicated within the past year that it will stop, or decrease the rate of, buying products or supplying products, as applicable, to the Purchaser or any Subsidiary. No unfilled customer order or commitment obligating the Purchaser or any Subsidiary to process, manufacture or deliver products or perform services will result in a loss to the Purchaser or any Subsidiary upon completion of performance. No purchase order or commitment of the Purchaser or any Subsidiary is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.

     SECTION 3.31 Permits. Section 3.31 of the CBT Disclosure Schedule sets forth a list of all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property) ("Permits") issued to or held by the Purchaser or any Subsidiary. Such listed Permits are the only Permits that are required for the Purchaser and the Subsidiaries to conduct their respective businesses as presently conducted or as proposed to be conducted. Each such Permit is in full force and effect; or the applicable Subsidiary is in material compliance with the terms of each such Permit; and, to the knowledge of the Purchaser, no suspension or cancellation of such Permit is threatened and there is no basis for believing that such Permit will not be renewable upon expiration. Each such Permit will continue in full force and effect immediately following the Closing.

     SECTION 3.32 Certain Business Relationships With Affiliates. No Affiliate of the Purchaser or of any Subsidiary (a) owns any property or right, tangible or intangible, which is used in the business of the Purchaser or any Subsidiary,
(b) has any claim or cause of action against the Purchaser or any Subsidiary, or
(c) owes any money to, or is owed any money by, the Purchaser or any Subsidiary.
Section 3.32 of the CBT Disclosure Schedule describes any transactions or relationships between the Purchaser or a Subsidiary and any Affiliate thereof which occurred or have existed since the beginning of the time period covered by the Financial Statements.

                                                             Page 73 of 86 Pages


     SECTION 3.33 Brokers' Fees. Neither the Purchaser nor any Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

     SECTION 3.34 Disclosure. No representation or warranty by the Purchaser contained in this Agreement, and no statement contained in the CBT Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Purchaser pursuant to the terms of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

     SECTION 3.35 Reorganization. The Purchaser represents that it has no present intention to file, or cause a filing of , a petition involving the Company for reorganization pursuant to the Bankruptcy Code and represent that it has no present intention to foreclose on the assets of the Company.


                                   ARTICLE IV

                  Acknowledgements and Covenants of the Parties

     SECTION 4.1 Company Non-Public Information. Each of the Seller and the Purchaser acknowledges that it has material non-public information concerning the Company.

     SECTION 4.2 Legends. The Purchaser understands and acknowledges that the certificate(s) evidencing the Shares shall bear the following legend:

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR WITH ANY STATE SECURITIES COMMISSION, AND MAY NOT BE TRANSFERRED OR DISPOSED OF BY THE HOLDER IN THE ABSENCE OF A REGISTRATION STATEMENT WHICH IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE LAWS AND RULES OR UNLESS SUCH TRANSFER MAY BE EFFECTED WITHOUT VIOLATION OF THE SECURITIES ACT OF 1933 AND OTHER APPLICABLE STATE LAWS AND RULES.

                                                             Page 74 of 86 Pages


     SECTION 4.3 Restricted Securities. The Purchaser understands and acknowledges that the Shares are characterized as "restricted securities" under the Federal securities laws inasmuch as they are being acquired from an affiliate of the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances. The Seller understands that the ClearBlue Shares are characterized as "restricted securities" under the Federal securities laws inasmuch as they are being acquired in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances.

    SECTION 4.4   Purchase Entirely for Own Account.

     (a) This Agreement is being entered into by the Seller in reliance upon the Purchaser's representation to the Seller that (a) the Shares and the Debt purchased by the Purchaser are being acquired for investment for the Purchaser's own account, and not with a view toward, or for sale in connection with, any distribution of any part thereof, and (b) the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, except, in the case of (a) and (b) of this Section, as permitted by the Act, (c) the Purchaser has received and reviewed such information as it deems necessary to evaluate the merits and risks of its investment in the Shares and the Debt,
(d) the Purchaser is an "accredited investor" within the meaning of Rule 501(a) under the Act, and (e) the Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Shares and the Debt, including a complete loss of its investment. In addition, prior to the date hereof, the Purchaser has made and conducted due inquiry, including without limitation an investigation of the Company and its subsidiaries and their respective business, operations, assets, liabilities and financial condition. The Purchaser is entering into this Agreement based on its due diligence investigation and (except for representations made herein by the Seller) is not relying upon any representation or warranty of the Seller or the Company or any affiliate thereof or any officer, director, employee, agent or advisor of any of them, nor upon the accuracy of any record, projection or statement made available or given to the Purchaser in the performance of such due diligence or otherwise. Except as otherwise provided in this Agreement, the Purchaser acknowledges that it is acquiring the Shares and the Debt on an "as is, with all faults" basis without any express or implied representation or warranty of any kind.

     (b) This Agreement is being entered into by the Purchaser in reliance upon the Seller's representation to the Purchaser that (a) the ClearBlue Shares purchased by the Seller are being acquired for investment for the Seller's own account, and not with a view toward, or for sale in connection with, any distribution of any part thereof, and (b) the Seller has no present intention of selling, granting any participation in, or otherwise distributing the same, except, in the case of (a) and (b) of this Section, as permitted by the Act, (c) the Seller has received and reviewed such information as it deems necessary to evaluate the merits and risks of its investment in the ClearBlue Shares, (d) the Seller is an "accredited investor" within the meaning of Rule 501(a) under the Act, and (e) the Seller has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the ClearBlue, including a complete loss of its investment. In addition, prior to the date hereof, the Seller has made and conducted due inquiry, including without limitation an investigation of the Purchaser and its subsidiaries and their respective business, operations, assets, liabilities and financial condition. The Seller is entering into this Agreement based on its due diligence investigation and (except for representations made herein by the Purchaser) is not relying upon any representation or warranty of the Purchaser or any affiliate thereof or any officer, director, employee, agent or advisor of any of them, nor upon the accuracy of any record, projection or statement made available or given to the Seller in the performance of such due diligence or otherwise. Except as otherwise provided in this Agreement, the Seller acknowledges that it is acquiring the ClearBlue Shares on an "as is, with all faults" basis without any express or implied representation or warranty of any kind.

                                                             Page 75 of 86 Pages


     SECTION 4.5       [RESERVED]

     SECTION 4.6 Transition Services Agreement. The Seller agrees to continue to provide those services to the Company set forth in the Facilities Support and Administrative Services Agreement (the "Facilities Agreement") between the Company and the Seller, except as disclosed on Section 4.6 of the CMGI Disclosure Schedule to the extent such services are currently provided by the Seller to the Company, until the earliest of (i) September 30, 2002 and (ii) the time the Company and/or the Purchaser provide notice to the Seller that such services are no longer needed. The Seller will use its best efforts to enter into a Transition Services Agreement with the Company, and the Purchaser will use its best efforts to cause the Company to enter into such agreement, provided that such agreement is in a form satisfactory to the Purchaser, including commercially reasonable terms and consistent with the Facilities Agreement except that Seller shall provide the services therein on a "cost plus" basis.

     SECTION 4.7   Web Hosting Agreements.

     (a) Upon expiration of the Seller's current web hosting agreement with the Company (such expiration in accordance with the current terms of such agreement), the Seller agrees to negotiate in good faith to enter into a new web hosting agreement with the Company with a minimum term of three years upon commercially reasonable terms at prevailing market rates at the time of the negotiation based on the capacity and needs of the Seller at the time of such negotiation;

     (b) Upon expiration of each of AltaVista Company's ("AltaVista") and Yesmail, Inc.'s ("Yesmail") current web hosting agreements with the Company (such expirations in accordance with the current terms of such web hosting agreements), the Seller will use best efforts to cause each of AltaVista and Yesmail to negotiate in good faith to enter into a new hosting agreement with the Company for a minimum term of three years upon commercially reasonable terms at prevailing market rates at the time of the negotiation, based on the needs of AltaVista and Yesmail, as applicable, at the time of the negotiation, and provided that each such company is then a majority-owned subsidiary of the Seller.

     (c) The Purchaser agrees to use its best efforts to cause the Company to include in any such new web hosting agreement a waiver and release by the Company in favor of the Seller, AltaVista and Yesmail, as applicable, of any claims the Company may have against any of them under their current web hosting agreements.

                                                             Page 76 of 86 Pages


     SECTION 4.8 Company's Zanker Road Facility. The Purchaser agrees to indemnify the Seller in connection with the Seller's guaranty of the Company's obligations under the lease by and between the Company and CarrAmerica Realty Corporation, as landlord, dated April 30, 1999, as amended (the "Zanker Road Facility"); provided that in the event the Seller learns of any default or other issue concerning the Zanker Road Facility that could result in the Seller being obligated to pay or take other action under its guaranty, the Seller agrees to promptly provide the Purchaser via facsimile or e-mail (with copy via overnight delivery) with a copy of any such written notice (or a transcription of any oral notification) received from the landlord of the Zanker Road Facility and provided further that Seller will use its best efforts to provide the Purchaser with an opportunity to negotiate and conduct discussions with the landlord with regard to the default or issue raised in such notice; provided, however, that under no circumstances (prior to the expiration of any requisite time to cure) will the Seller be placed in a position where it would be in default under its guaranty. In the event that the Seller fails to notify the Purchaser promptly after Seller's receipt of the notice from the landlord and the Purchaser's rights or position are adversely affected by said failure to notify or delay in providing such notice, then the Purchaser's obligation to indemnify under this
Section 4.8 shall be relieved to the extent the Purchaser is prejudiced thereby.

     SECTION 4.9 Company D&O Coverage. The Purchaser agrees to use its best efforts to cause the Company, within seven days after the Closing Date, to purchase an insurance policy (the "Insurance Policy") which covers the Company's current and former officers and directors for a period of six years after the Closing for claims relating to the period during which the officers and directors served the Company. In the event the Purchaser is not successful in causing the Company to purchase the Insurance Policy described in the foregoing sentence, the Purchaser shall reimburse the Seller, via wire transfer, within ten business days, the amount that Seller pays for obtaining the Insurance Policy described in the foregoing sentence.

     SECTION 4.10 Information. The Purchaser shall use its best efforts to cause the Company to provide the Seller and its representatives with reasonable access to the Company's books and records, personnel and representatives, and to cause the Company, its personnel and representatives to reasonably cooperate and communicate with the Seller, its personnel and representatives, with respect to matters relating to the Seller's financial statements, SEC filings and tax returns. In addition, the Purchaser shall use its best efforts to cause the Company and its officers and employees to reasonably cooperate with the Seller in Seller's efforts to comply with the rules and regulations affecting public companies, including without limitation, the Sarbanes-Oxley Act of 2002.

                                                             Page 77 of 86 Pages


     SECTION 4.11 Compliance with Securities Laws. The Seller agrees to use its best efforts to insure that David Wetherell and George McMillan, as directors of the Company, take all necessary actions for the Company to comply with its certificate of incorporation, by-laws and applicable securities laws, including Rule 14f-1 promulgated under the Exchange Act ("Rule 14f-1"), and that the Seller will use its best efforts to confirm that each of David Wetherell and George McMillan has agreed not to resign as a director of the Company prior to the Company complying in all respects with Rule 14f-1.

                                                     ARTICLE V

                                                      Release

     SECTION 5.1 Release by the Seller and the Company. In consideration for the obligations of the Purchaser and the Seller set forth in this Agreement, the Seller agrees that it shall enter into, and the Purchaser agrees that it shall use its best efforts to cause the Company to enter into, a mutual waiver and release whereby each of the Seller and the Company, on behalf of itself, and its respective agents, consultants, officers, directors, employees, investors, shareholders, attorneys, administrators and assigns, hereby fully and forever releases the other party and its respective agents, consultants, officers, directors, employees, shareholders, administrators, attorneys, predecessor and successor corporations and assigns, of and from any claim or cause of action relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, that the Seller may possess arising from any omissions, acts or facts that have occurred up until and including the date of mutual waiver and release, except as to any claims related to web hosting contracts, the Facilities Agreement, and any exceptions described in the Agreement of Compromise and Release by and between the Seller and the Company dated August 19, 2002 (and any exhibits thereto). The mutual release and waiver described in the foregoing sentence shall be effective upon the mutual waiver and release being fully executed by the Seller and the Company.

     SECTION 5.2 Release by the Purchaser. In consideration for the obligations of the Seller set forth in this Agreement, the Purchaser, on behalf of itself, and its respective agents, consultants, officers, directors, employees, investors, shareholders, attorneys, administrators and assigns, hereby fully and forever release the Seller and its respective agents, consultants, officers, directors, employees, shareholders, administrators, attorneys, predecessor and successor corporations and assigns, of and from any claim, or cause of action relating to the Debt and that certain 12% Convertible Note originally issued by the Company to Compaq Financial Services Corporation, representing approximately $55.0 million aggregate principal amount plus all accrued interest thereon, except as to any claims or causes of action under this Agreement.

                                                             Page 78 of 86 Pages


                                   ARTICLE VI

                                 Indemnification

     SECTION 6.1 Indemnification by the Seller. The Seller shall indemnify the Purchaser and its representatives, stockholders, directors, officers and affiliates in respect of, and hold them harmless against, any and all Damages arising, directly or indirectly, from or in connection with:

     (a) any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of the Seller contained in this Agreement or any other agreement or instrument furnished by the Seller to the Purchaser pursuant to this Agreement;

     (b) any failure to perform any covenant or agreement of the Seller in this Agreement or any agreement or instrument furnished by the Seller to the Purchaser pursuant to this Agreement.

    SECTION 6.2   Indemnification Claims.

     (a) The Purchaser shall give written notification to the Seller of the commencement of any third party action ("Third Party Action"). Such notification shall be given within 20 days after receipt by the Purchaser of written notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Purchaser) the facts constituting the basis for such Third Party Action and the amount of the claimed damages; provided, however, that no delay or failure on the part of the Purchaser in so notifying the Seller shall relieve the Seller of any liability or obligation hereunder except to the extent of any damage or liability caused by or arising out of such failure. Within 20 days after delivery of such notification, the Seller may, upon written notice thereof to the Purchaser, assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Purchaser; provided that (i) the Seller may only assume control of such defense if (A) it acknowledges in writing to the Purchaser that any damages, fines, costs or other liabilities that may be assessed against the Purchaser in connection with such Third Party Action constitute Damages for which the Purchaser shall be indemnified pursuant to this Article VI and (B) the ad damnum is less than or equal to the amount of Damages for which the Seller is liable under this Article VI and (ii) the Seller may not assume control of the defense of Third Party Action involving criminal liability or in which equitable relief is sought against the Purchaser. If the Seller does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Purchaser shall control such defense. The non-controlling party may participate in such defense at its own expense. The controlling party shall keep the non-controlling party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the non-controlling party with respect thereto.

                                                             Page 79 of 86 Pages


The non-controlling party shall furnish the controlling party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the controlling party in the defense of such Third Party Action. The fees and expenses of counsel to the Purchaser with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (i) the Purchaser controls the defense of such Third Party Action pursuant to the terms of this
Section 6.2(a) or (ii) the Seller assumes control of such defense and the Purchaser reasonably concludes that the Seller and the Purchaser have conflicting interests or different defenses available with respect to such Third Party Action. The Seller shall not agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Purchaser, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Purchaser shall not be required if the Seller agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Purchaser from further liability and has no other adverse effect on the Purchaser. The Purchaser shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Seller, which shall not be unreasonably withheld, conditioned or delayed.

     (b) In order to seek indemnification under this Article VI, the Purchaser shall deliver a Claim Notice to the Seller.

     (c) Within 20 days after delivery of a Claim Notice, the Seller shall deliver to the Purchaser a Response, in which the Seller shall: (i) agree that the Purchaser is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a payment by the Seller to the Purchaser of the Claimed Amount, by check or by wire transfer, (ii) agree that the Purchaser is entitled to receive the agreed amount (in which case the Response shall be accompanied by a payment by the Seller to the Purchaser of the agreed amount, by check or by wire transfer or (iii) dispute that the Purchaser is entitled to receive any of the Claimed Amount.

     (d) During the 30-day period following the delivery of a Response that reflects a Dispute, the Seller and the Purchaser shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 30-day period, the Seller and the Purchaser shall discuss in good faith the submission of the Dispute to binding arbitration, and if the Seller and the Purchaser agree in writing to submit the Dispute to such arbitration, then the provisions of
Section 6.2(e) shall become effective with respect to such Dispute. The provisions of this Section 6.2(d) shall not obligate the Seller and the Purchaser to submit to arbitration or any other alternative dispute resolution procedure with respect to any Dispute, and in the absence of an agreement by the Seller and the Purchaser to arbitrate a Dispute, such Dispute shall be resolved in a state or federal court sitting in the State of New York, in accordance with
Section 7.12.

     (e) If, as set forth in Section 6.2(d), the Purchaser and the Seller agree to submit any Dispute to binding arbitration, the arbitration shall be conducted by a single arbitrator (the "Arbitrator") in accordance with the Commercial Rules in effect from time to time and the following provisions:

                                                             Page 80 of 86 Pages


     (i) In the event of any conflict between the Commercial Rules in effect from time to time and the provisions of this Agreement, the provisions of this Agreement shall prevail and be controlling.

     (ii) The parties shall commence the arbitration by jointly filing a written submission with the New York, New York office of the AAA in accordance with Commercial Rule 5 (or any successor provision).

     (iii) No depositions or other discovery shall be conducted in connection with the arbitration.

     (iv) Not later than 30 days after the conclusion of the arbitration hearing, the Arbitrator shall prepare and distribute to the parties a writing setting forth the arbitral award and the Arbitrator's reasons therefor. Any award rendered by the Arbitrator shall be final, conclusive and binding upon the parties, and judgment thereon may be entered and enforced in any court of competent jurisdiction (subject to Section 7.12), provided that the Arbitrator shall have no power or authority to grant injunctive relief, specific performance or other equitable relief.

     (v) The Arbitrator shall have no power or authority, under the Commercial Rules or otherwise, to (x) modify or disregard any provision of this Agreement, including the provisions of this Section 6.2(e), or (y) address or resolve any issue not submitted by the parties.

     (vi) In connection with any arbitration proceeding pursuant to this Agreement, each party shall bear its own costs and expenses, except that the fees and costs of the AAA and the Arbitrator, the costs and expenses of obtaining the facility where the arbitration hearing is held, and such other costs and expenses as the Arbitrator may determine to be directly related to the conduct of the arbitration and appropriately borne jointly by the parties (which shall not include any party's attorneys' fees or costs, witness fees (if any), costs of investigation and similar expenses) shall be shared equally by the Purchaser and the Seller.

     (f) Notwithstanding the other provisions of this Section 6.2, if a third party asserts (other than by means of a lawsuit) that the Purchaser is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which the Purchaser may be entitled to indemnification pursuant to this Article VI, and the Purchaser reasonably determines that it has a valid business reason to fulfill such obligation, then (i) the Purchaser shall be entitled to satisfy such obligation, without prior notice to or consent from the Seller, (ii) the Purchaser may subsequently make a claim for indemnification in accordance with the provisions of this Article VI, and (iii) the Purchaser shall be reimbursed, in accordance with the provisions of this Article VI, for any such Damages for which it is entitled to indemnification pursuant to this
Article VI (subject to the right of the Seller to dispute the Purchaser's entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VI).

                                                             Page 81 of 86 Pages


     SECTION 6.3 Survival of Representations and Warranties. All representations and warranties that are covered by the indemnification agreement in Section 6.1(a) shall (a) survive the Closing and (b) shall expire on the date two years following the Closing Date, except that the representations and warranties set forth in Sections 2.1 and 2.2 shall survive the Closing without limitation. If the Purchaser delivers to the Seller, before expiration of a representation or warranty, either a Claim Notice based upon a breach of such representation or warranty, or an Expected Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of the matter covered by such notice. If the legal proceeding or written claim with respect to which an Expected Claim Notice has been given is definitively withdrawn or resolved in favor of the Purchaser, the Purchaser shall promptly so notify the Seller. The rights to indemnification set forth in this Article VI shall not be affected by (i) any investigation conducted by or on behalf of the Purchaser or any knowledge acquired (or capable of being acquired) by the Purchaser, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder or (ii) any waiver by the Purchaser of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

                  SECTION 6.4   Limitations.

     (a) Notwithstanding anything to the contrary herein, (i) the aggregate liability of the Seller for Damages under Section 6.1(a) shall not exceed the lesser of (x) the fair market value of the ClearBlue Shares at the time a claim is made and (y) $2,000,000, and (ii) the Seller shall be liable only for Damages under Section 6.1(a) which exceed $250,000, at which point such Damages shall be fully indemnifiable from the first dollar. In the event the Seller shall be obligated to pay any Damages under this Article VI, the Seller shall satisfy such obligations by tendering, in its sole discretion, cash or ClearBlue Shares, or any combination thereof. In the event the Seller chooses to satisfy its indemnification obligations hereunder by tendering ClearBlue Shares, the value of such ClearBlue Shares shall be deemed to equal (i) the fair market value at the time a claim is made as determined in good faith by the Purchaser's Board of Directors, if the ClearBlue Shares are not then listed or traded on a national stock exchange or quotation system, or (ii) the average closing price of ClearBlue Shares for the five trading days ending the day prior to the date a claim is made, if the ClearBlue Shares are listed or traded on a national stock exchange or quotation system.

     (b) Except with respect to claims based on fraud, after the Closing, the rights of the Purchaser under this Article VI shall be the sole and exclusive remedy of the Purchaser with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement.

                                                             Page 82 of 86 Pages


                  (c)      As used in this Agreement:

     "Claim Notice" shall mean written notification which contains (i) a description of the Damages incurred or reasonably expected to be incurred by the Purchaser and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that the Purchaser is entitled to indemnification under Article VI for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

     "Claimed Amount" shall mean the amount of any Damages incurred or reasonably expected to be incurred by the Purchaser.

     "Damages" shall mean any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation), other than those costs and expenses of arbitration of a Dispute which are to be shared equally by the Purchaser and the Seller as set forth in Section 6.2(e)(vi).

     "Dispute" shall mean the dispute resulting if the Seller in a Response disputes its liability for all or part of the Claimed Amount.

     "Expected Claim Notice" shall mean a notice that, as a result of a legal proceeding instituted by or written claim made by a third party, the Purchaser reasonably expects to incur Damages for which it is entitled to indemnification under Article VI.

     "Response" shall mean a written response containing the information provided for in Section 6.2(c).

                                   ARTICLE VII

                      General Provisions; Other Agreements

     SECTION 7.1 Press Releases. Neither the Purchaser nor the Seller will, without first obtaining the approval of the other, make any public announcement, directly or indirectly, regarding this Agreement, nor the nature of the transaction contemplated by this Agreement, to any person except as required by law or regulatory bodies and other than to the respective principals or other representatives of the Seller, the Purchaser and HP, each of whom shall be similarly bound by such confidentiality obligations. If any such press release or public announcement is so required by either party (except in the case of any disclosure required under the Federal securities laws to be made in a filing with the Securities and Exchange Commission), the disclosing party shall consult with the Seller prior to making such disclosure, and the parties shall use all reasonable efforts, acting in good faith, to agree upon a text for such disclosure which is satisfactory to each of the parties.

                                                             Page 83 of 86 Pages


     SECTION 7.2 Expenses. All legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such costs and expenses.

     SECTION 7.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of laws provisions thereof.

     SECTION 7.4 Headings. Article and Section headings used in this Agreement are for convenience only and shall not affect the meaning or construction of this Agreement.

     SECTION 7.5 Notices. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly given to any party hereto when delivered by hand, by messenger or by a nationally recognized overnight delivery company, when delivered by facsimile and confirmed by return facsimile, in each case to the applicable addresses set forth below:

                  (a)      if to the Purchaser, to:

                           ClearBlue Technologies, Inc.
                           100 First Street
                           Suite 2000
                           San Francisco, CA 94105; and

                           with a copy to:

                           Guy N. Molinari, Esq.
                           Heller Ehrman White & McAuliffe LLP
                           120 West 45th Street
                           New York, NY  10036
                           Facsimile: (212) 763-7600

                                                             Page 84 of 86 Pages


                  (b)      if to the Seller to:

                           CMGI, Inc.
                           100 Brickstone Square
                           Andover, MA 01810
                           Attention:  General Counsel
                           Facsimile: (978) 684-3601

                           with a copy to:

                           Browne Rosedale & Lanouette LLP
                           100 Brickstone Square, 1st Floor
                           Andover, MA 01810
                           Attention:  Thomas B. Rosedale, Esq.
                           Facsimile:  (978) 684-3845

     SECTION 7.6 Parties in Interest. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, all the terms and provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

     SECTION 7.7 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, both written and oral, with respect to the subject matter hereof.

     SECTION 7.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Signatures on this Agreement may be communicated by facsimile transmission and shall be binding upon the parties hereto so transmitting their signatures. Counterparts with original signatures shall be provided to the other parties hereto following the applicable facsimile transmission; provided that the failure to provide the original counterpart shall have no effect on the validity or the binding nature of this Agreement.

     SECTION 7.9 Amendment. Any term of this Agreement may be modified or amended only by an instrument in writing signed by each of the parties hereto.

     SECTION 7.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforced in accordance with its terms.

                                                             Page 85 of 86 Pages


     SECTION 7.11 Definitions. For purposes of this Agreement, "know", "knowledge" or words of like import, when used in this Agreement in connection with representations and warranties made by the Seller, shall mean the actual knowledge of George A. McMillan, Thomas Oberdorf and Peter L. Gray, and no other person.

     SECTION 7.12 Submission to Jurisdiction. Each party hereto (a) submits to the jurisdiction of any state or federal court sitting in the State of New York in any action or proceeding arising out of or relating to this Agreement (including any action or proceeding for the enforcement of any arbitral award made in connection with any arbitration of a Dispute hereunder), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement; provided in each case that, solely with respect to any arbitration of a Dispute, the Arbitrator shall resolve all threshold issues relating to the validity and applicability of the arbitration provisions of this Agreement, contract validity, applicability of statutes of limitations and issue preclusion, and such threshold issues shall not be heard or determined by such court. Each party hereto agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 7.5, provided that nothing in this Section 7.12 shall affect the right of any party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

                  [Remainder of Page Intentionally Left Blank]

                                                             Page 86 of 86 Pages

     IN WITNESS WHEREOF, the parties hereto have caused this Note and Stock Purchase Agreement to be duly executed and delivered as of the date set forth above.


CMGI, INC.



By:  /s/ Thomas Oberdorf
    -----------------------
     Name: Thomas Oberdorf
     Title:  Executive Vice President and
             Chief Financial Officer



CLEARBLUE TECHNOLOGIES, INC.



By:  /s/ Arthur Becker
    ----------------------
  Name: Arthur Becker
  Title: Vice President